HOYA

2005 ANNUAL REPORT



Two hands firmly grasp each other, unleashing dynamic power.

HOYA Corporation has built its expertise in advanced optics technologies into a powerful presence in two main fields of business: Information Technology and Eye Care.

Hoya holds a strong market share in a variety of specialized areas.

In the Information Technology field, the Company manufactures products that are essential to digital consumer electronics, such as the optical lenses used in digital cameras and the glass disks in hard disk drives (HDDs) found in personal computers and portable music players. Hoya also produces the mask blanks and photomasks required for the development of semiconductors and liquid crystal displays (LCDs).

In the Eye Care field, Hoya is widely respected as a manufacturer of eyeglass lenses and contact lenses.

Hoya is devoting all of its energies to continued success in these two fields of business.

Cautionary Statements with Respect to Forward-Looking Statements

Statements made in this annual report with respect to plans and future performance that are not historical fact are forward-looking statements. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Hoya cautions that a number of factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include but are not limited to foreign exchange rates, market trends and economic conditions.

Notes:

Hoya's fiscal year ends on March 31. In this annual report, references to years indicate the period ended March 31 of the year indicated.

In this annual report, "the previous fiscal year," "the fiscal year under review," and "the year ahead" indicate the period ended March 31, 2004, March 31, 2005, and March 31, 2006, respectively.

Consolidated Financial Highlights

(Years ended March 31)

	2004	2005
Net Sales (Millions of Yen)	¥271,444	**¥308,172**
Operating income (Millions of Yen)	68,167	**84,920**
Ordinary income (Millions of Yen)	66,554	**89,525**
Net income (Millions of Yen)	39,549	**64,135**
Total assets (Millions of Yen)	289,887	**351,482**
Total shareholders' equity (Millions of Yen)	218,979	**277,889**
Per share data (Yen)		
Net income	¥350.96	**¥578.84**
Diluted net income	350.56	**577.52**
Cash dividends applicable to the year	100.00	**150.00**
Price earnings ratio (Times)	28.92	**20.39**
Price cash flow ratio (Times)	17.61	**15.07**
Price book value ratio (Times)	5.16	**4.73**
Stock price at year-end (Yen)	10,150	**11,800**

HOYA

Contents

Note on segment data:

In addition to the review of operations by segment found on pages 8 to 23 of this annual report, segment-specific data can be found on pages 34 through 45, in the financial section.

At Hoya, we are essentially in the business of "light."
My responsibility is to ensure that management resources are allocated in the best possible way.



Hiroshi Suzuki, President and CEO

I am delighted to present a report on Hoya's consolidated results for the fiscal year ended March 31, 2005, together with an overview of our future business direction.

Hoya engages mainly in two fields of business. Our Information Technology field consists of the Electro-Optics and Photonics divisions, and the Eye Care field consists of the Vision Care and Health Care divisions. Our main products in the Information Technology field include optical lenses for digital cameras and the glass disks for the HDDs that are found in personal computers and portable music players, and the mask blanks and photomasks that are essential for the production and development of semiconductors and LCD panels. Our main products in the Eye Care field are eyeglass and contact lenses, used by countless people every day.

At first glance, it may be difficult to discern the association between the two fields of business. Even the key concept of "glass," which has been Hoya's core business since the beginning, may not provide a completely adequate explanation. In fact, our Eye Care field utilizes many non-glass materials: almost 90% of all eyeglass lenses are made of plastic.

If you asked me for a single word that links both fields, I would proudly say that Hoya is in the business of "light." Optical lenses, eyeglass lenses, contact lenses—all of these products refract light in ingenious ways. Mask blanks and photomasks as well are products that assist fine processing through adjustments in light patterns. For many years, Hoya has excelled in the production and high-precision polishing of advanced glass materials as well as technologies for coating glass plates with several layers of thin film to enable light to be manipulated in diverse ways.

So the concept of "light" is the key to understanding the synergies between the two fields that define Hoya's business. At Hoya, we are determined to continue to grow by adeptly balancing these two fields.

Review of Fiscal 2005 Results

Consolidated results for fiscal 2005 were as follows. Consolidated net sales rose 13.5% on the previous year to reach ¥308,172 million. Operating income was up 24.6% year on year to ¥84,920 million, and ordinary income grew 34.5% to ¥89,525 million. Net income increased 62.2% to ¥64,135 million. During the first half of the fiscal year under review, reflecting the strong growth in demand for digital consumer electronics, demand in the Electro-Optics division was actually stronger than our ability to maintain supply. During the second half, however, demand softened for digital cameras and other digital consumer electronics products. When major manufacturers in the market began cutting back production, it affected our results.

Hoya was bold with investments during the fiscal year under review, based on its assessments of future market demand. In August 2004, a new optical lens plant in China came on line and an intraocular lens (IOL) plant in Singapore commenced production. We opened an LCD photomask plant in Taiwan in January 2005. In Thailand, Hoya invested in the construction of a new eyeglass lens plant and increased capacity at an HDD glass disk plant. We expect that returns on these investments will become apparent during the fiscal year already started and beyond.

Digital consumer electronics are a driver of good achievement.”



<Information Technology>

The Electro-Optics division saw net sales grow by 22.6% over the previous year, and operating income was up 40.1%. Both the growth in demand for digital consumer electronics products and our ability to respond to market demand for these products contributed to these good results.

Net sales in the Photonics division grew by 161.2%, and the operating loss turned to operating income. The sales of HOYA CANDEO OPTRONICS CORPORATION were posted to the Electro-Optics division until the end of the previous fiscal year but have now been classified in the Photonics division beginning in the fiscal year under review, which brought a significant increase over the previous year.

The Information Technology field was characterized by growth in the first half of the fiscal year under review followed by a slowdown in the second half. The optical lens business was particularly symbolic of this trend. With Hoya's high market share in optical lenses used for digital cameras, when production started to fall in the digital camera market in the summer, the adverse effect was quite pronounced.

Hoya's mask blank and photomask business closely follows investment trends at our major customers—semiconductor and LCD panel manufacturers—as they develop new products. In this area too, activity focused in the first half of the fiscal year under review, as some manufacturers reduced their investment for R&D in the second half. This produced a clearly discernible difference between our first- and second-half results.

Demand for glass disks for HDDs, however, continued to grow throughout the year. In addition to the strong demand for small-sized disks for portable music players, growth was supported by the steady demand for personal computers and servers.

<Eye Care>

Net sales in our Vision Care division decreased 3.3% on the previous year, and operating income was down 2.4%. Net sales in the Health Care division grew 10.7%, and operating income by 13.9%. Hoya is promoting a differentiation strategy focusing on high-value-added products, to counter the matured market for eyeglass and contact lenses.

Hoya is undertaking global development of its eyeglass business. Given the differences in political and economic systems and business practices in each country, and variations in consumer preferences and lifestyles, we are working hard to ensure that our business strategies are fine-tuned for all of these local factors. In Japan, the price wars we have witnessed for the past several years lost steam, and demand recovered for the high-quality products in which Hoya excels, indicating the potential for solid improvement in results. A decline in sales in Europe was inevitable, given the elimination of the health insurance system that had covered the purchase of new eyeglasses in Germany, our largest market in the region, and the temporary adjustments made necessary by the relocation of laboratories in France and Spain.

In the contact lens business, we are operating a directly managed specialty retail store chain, *Eye City,* and by the end of March 2005 we had a total of 124 stores in Japan. Throughout the fiscal year, we moved forward boldly with a scrap-and-build program, and this has served to improve our competitive position.

Hoya's IOLs, used for the medical treatment of cataracts, enjoy an excellent reputation for high quality in the market, and this business continues to post strong sales growth. Looking to the future, we expect that the number of older people in developed nations who need cataract treatments will increase. In anticipation of a global growth in demand, Hoya took its first real step toward overseas deployment during the fiscal year under review.

Other Business Field

Hoya's Crystal division met with lower sales. We are in the process of reducing the size of this division to the most appropriate scale. Hoya manufactures and sells tableware including wine glasses and bowls, interior products such as vases and clocks, and crystal jewelry. Given the contraction of the market for gifts and the increasing competition from overseas products, however, the size of such business is decreasing year by year.

As CEO, I am always looking for the most appropriate ways to allocate the finite amount of management resources we have available. The authority to manage Hoya's day-to-day business has been delegated to a great extent to each internal company, and I do not micro-manage execution. As expressed by the well-known phrase, "selection and concentration," I believe that my role, given Hoya's diverse business strategy, is to send people and financial resources to the areas identified as having the potential for future growth. By the same token, this sometimes means I must address the need to scale back in fields that show little prospect for growth.

Future Prospects

In fiscal 2004 and 2005, we made large-scale investments in plant and equipment to position our Information Technology field for continued expansion in market demand. We plan to achieve further growth in this business by effectively managing those investments in fiscal 2006 and beyond. Although some caution is in order due to the slipping sales of digital cameras, the factors indicating further growth for Hoya outnumber the concerns. These positive indicators include the trend toward higher resolutions for camera-equipped mobile telephones, the growing size of LCD televisions, and expansion of the market for portable music players. We will seize the opportunity presented by this

I would like shareholders to communicate their views on management to us more often.

growing demand by developing an even stronger presence in each market.

In the year ahead, it will be our objective to actively expand investment in the Eye Care field. We have been working to create a foundation for a soundly profitable business structure, building on the work already done to withdraw from unprofitable product lines and restructure where necessary. Moreover, due to the growth in demand for our products used in digital consumer electronics, the Information Technology field is now contributing a larger share of the Group's overall profitability than it should. To achieve the optimum portfolio balance, we need to devote additional attention to the Eye Care field in the future. In particular, we plan to prioritize the European side of this business, where there is room for growth.

Our position on mergers and acquisitions (M&A) is one of active pursuit and consideration of good opportunities: we will not necessarily limit our options to our existing business fields. Over the past several years, we have been strengthening our financial position, and as a result our cash holdings have become almost too large. Every business undergoes a period of growth after its establishment, and later moves into a period of decline toward the end of its life cycle. We think companies that are successful in the long term constantly seek to create or acquire new businesses, to improve growth rates into the future. I believe that M&A is one effective means of achieving this, and I intend to allocate funds accordingly.

Corporate Governance

The term "corporate governance" has recently received a great deal of attention. A number of concepts are embedded in this phrase, and I am convinced that one of the most important elements is how conscientiously senior executives approach management.

One characteristic of the corporate governance principles of Hoya is the fact that management oversight by third parties is an absolutely natural element of Hoya's business. Since 1995, when Hoya first welcomed external directors, the number of these outside directors has continued to increase, while the total number of directors has gradually decreased since 1989. Currently, of the total of eight directors, the five outside directors are in the majority. The three executive officers, including myself, always strive to manage Hoya's operations with the intensity and energy that comes from our accountability to the oversight of the outside directors.

Compliance

Corporate social responsibility (CSR) has become a byword for the general public. The CSR concept implies that a company has the responsibility to contribute, not just to its shareholders and employees, but also to the wider society and the environment. Hoya addresses its CSR obligations by offering products designed to fully meet market needs, only after they undergo a process that involves checks for strict observation of all compliance requirements. It goes without saying that all laws and regulations are rigorously observed, and even where issues are not governed by written codes, Hoya is careful to make decisions only after examining basic expectations and social norms, and always strives to make the appropriate ethical judgment. Toward this end, we have introduced the Hoya Help Line, a system whereby employees can submit internal reports or discuss issues in a completely anonymous manner. This system puts faith in the good sense of our employees, who can lodge complaints about unfair or unreasonable behavior, which are conveyed promptly to top management. The system now operates only in Japan, but we are considering introducing it at our overseas subsidiaries.

A Special Message for Our Shareholders

Depending on personal outlook, some might say that Hoya's corporate culture is overly cautious. All businesses have a mission to pursue continued expansion and growth, and to achieve this, a wide range of investments must be made—investments in capital, in corporate acquisitions, and in a growing labor force, for example. However, I have heard comments to the effect that, despite the good progress of management reform, we are not aggressive enough about capital investment and M&A, and that we may be missing opportunities. There is a thought behind this, that a company has to use the valuable assets that shareholders entrust to it in the most effective way possible. At Hoya, when we make investment decisions, we consider such issues as anticipated profits, losses from missed opportunities, and the entire spectrum of corporate risks, and we ask whether the total return will be sufficient to justify the investment. This strong attitude of good stewardship is shared not only by top management, but also by division managers and employees all the way down the line. This characteristic of our organization is so deeply ingrained one could call it a part of Hoya's "DNA."

It is you, the shareholder, who supports the growth of Hoya as I have described it. Ultimately, the ideal form of corporate governance would be a council system that depends on the input of every shareholder, but that would involve far too much inefficiency. Under the current system, the Board of Directors undertakes management and the executive officers operate the businesses of Hoya on your behalf. I would like to ask you, as a shareholder, to confidently remember that you are involved in Hoya's operations. Our management team would be delighted if you continue to share your opinions with us on all manner of issues. We are deeply grateful for your ongoing support.



Hiroshi Suzuki, President and CEO



Hoya at a Glance

Eye Care

The eyeglass and contact lens business continues to record steady growth, and remains relatively unaffected by changes in general economic conditions. Due to the maturity of these markets, the annual growth rate of net sales over the past four years was limited to 4.5%. However, over the past several years, Hoya has worked to improve profitability, achieving operating income growth at an average annual rate of 17.5%. Hoya's goal is to see the Eye Care field continue to expand alongside the Information Technology field.



Net sales (Millions of yen)
Operating income ratio (%)
150,000
120,000
90,000
60,000
30,000
0
116,290
121,105
126,584
126,380
25
20
15
10
5
0
2002
2003
2004
2005



Information Technology

Outstanding demand for digital consumer electronics products continues to contribute to Hoya's business growth. Over the past four years, sales have grown at an average annual rate of 11.2%, and operating income by an average annual rate of 20.0%. Both sales and profits continue to see double-digit growth. The contribution of Information Technology sales to overall sales has risen from 46.2% four years ago to the current 57.2%, and the contribution to operating income has risen from 62.2% to 75.6% over the same period.



Net sales (Millions of yen)
Operating income ratio (%)
200,000
150,000
100,000
50,000
0
108,653
116,946
139,187
176,413
50
40
30
20
10
0
2002
2003
2004
2005



Other Businesses

The four-year trend in the Crystal division shows continued contraction, reflecting tough market conditions such as the decline of the gift market and the increasingly stiff competition from overseas products. Hoya will continue to scale back on its product range, pursuing a scale of business [illegible] good match for market needs.



Net sales (Millions of yen)
Operating income ratio (%)
12,000
8,000
4,000
0
10,322
8,242
5,673
5,379
6
5
4
3
2
1
0
2002
2003
2004
2005



Information Technology

Electro-Optics Division

The main products in this division include the mask blanks and photomasks that are essential to the production of semiconductors and LCDs, optical lenses for digital cameras, and HDD glass disks. Thanks to the expanding market for digital consumer electronics, this division continues to record favorable results, and it plays a leading role in the Hoya Group's overall sales and profitability.


Net sales (Millions of yen)
Operating income ratio (%)
200,000
150,000
100,000
50,000
0
40
30
20
10
0
2002
2003
2004
2005

Photonics Division

The primary products in this division are medical and industrial equipment that utilizes specialized light sources and lasers. These optical (laser and ultraviolet) devices, built on the application of optical technologies, are offered to users in a wide range of fields, including industry and medical services. Sales increased during the fiscal year under review, as a result of corporate restructuring in fiscal 2005 that transferred a certain subsidiary that had been part of the Electro-Optics division to the Photonics division.


Net sales (Millions of yen)
Operating income ratio (%)
12,000
8,000
4,000
0
12
8
4
0
-4
-8
-12
2002
2003
2004
2005

Eye Care

Vision Care Division

Hoya manufactures and sells mainly eyeglass lenses. The mature state of the market meant that sales grew only slowly during the fiscal year under review. However, the introduction of high-value-added products and the adoption of more efficient production at overseas plants have contributed to the maintenance of steady profitability in this division. Business is growing on a global basis, not only in Japan, which has the greatest share of sales, but also in other markets, particularly in Europe, Asia and North America.


Net sales (Millions of yen)
Operating income ratio (%)
100,000
80,000
60,000
40,000
20,000
0
20
15
10
5
0
2002
2003
2004
2005

Health Care Division

The production of contact lenses and their sale in *Eye City* directly managed retail stores accounts for a large share of sales in this division. Hoya maintains its lead in an extremely competitive Japanese domestic market, thanks to its client-focused approach and its unique ability to ensure that its products and services are a precise match for customer needs.

IOLs for cataract treatment, expected to be a growth field, are also part of this division's business.


Net sales (Millions of yen)
Operating income ratio (%)
35,000
25,000
15,000
5,000
0
25
20
15
10
5
0
2002
2003
2004
2005

Other Businesses

Crystal Division

Crystal products, with their beautiful brilliance and sense of artistry, continue to be seen as highly appropriate gifts, but this division has continued to shrink as a result of difficult economic circumstances, including the overall contraction of the gift market and the competition introduced by imported goods.


Net sales (Millions of yen)
Operating income ratio (%)
10,000
8,000
6,000
4,000
2,000
0
3
0
-3
-6
-9
-12
-15
2002
2003
2004
2005

Service Division

This division includes the development and operation of information systems and the temporary dispatch of employees, mainly for Hoya Group companies.


Net sales (Millions of yen)
Operating income ratio (%)
2,000
1,500
1,000
500
0
10
8
6
4
2
0
2002
2003
2004
2005

Digital cameras and LCD TVs depend on Hoya's high technologies.

Business Overview

Information Technology



It has been several years since the phrase "digital consumer electronics" came to be widely used. Representative products in this area include digital cameras, flat-screen televisions, DVD recorders and mobile telephones. More recently, portable music players, which allow people to download music and listen to it at their convenience, are a cutting-edge example of the latest hot products.

The large-scale integrated circuits (LSIs)*1 that are used in digital home appliances and personal computers, the LCD panels in television and personal computer monitors, digital cameras, and hard disk drives (HDDs) that are widely used in digital consumer electronics and laptop computers—all of these products utilize technologies that Hoya provides. As demand grows for digital consumer electronics products, Hoya's Information Technology field will continue to expand.

Note:
*1. A silicon chip containing 1,000 or more semiconducting components.



Mask blanks for production of semiconductors
(Left) Glass substrate
(Middle) Glass plates coated with metallic film
(Right) Completed material coated with light-sensitive material

Mask Blanks

Mask blanks and photomasks are essential for the production of semiconductor chips and LCD panels. With the leading-edge technologies and the expertise it has built over many years in these areas, Hoya is a fundamental partner to the semiconductor and LCD panel industries. Hoya is particularly proud of its achievement of a more than 70% share of the global market for the mask blanks used in the production of semiconductors, driven by client recognition of Hoya's technological and competitive strengths.

Mask blanks are precisely polished*[1] glass plates coated with a metallic film and a light-sensitive material (resist). A mask blank becomes a photomask when circuit patterns are etched into it with electron beams or lasers. To use the analogy of a photograph, a mask blank is unexposed film, and a photomask is the developed negative. Just as a photographic print is made by passing light through the negative, the semiconductor production process uses a light source to transfer the image of the circuit pattern that is on the photomask onto the semiconductor's silicon wafer.

In addition to the need for the extremely high-resolution technologies that permit the accurate transfer to the silicon wafer of a minutely detailed circuit pattern, clients require flawless quality control that does not allow the tiniest scratch or the adherence of a minute speck of dust. As LSI performance and capacity continue to improve, client demand for even more precise design rules*[2] is increasing, from 90 nm*[3], through 65 nm to 45 nm, and demand is expected to continue to grow further for such high-performance products as blanks for phase shift masks*[4]. Hoya is committed to playing its part in the technological revolution faced by the semiconductor industry, and is actively involved in developing next-generation technologies in cooperation with major semiconductor manufacturers and photomask makers. Hoya will continue to strive to develop state-of-the-art technologies that meet its clients' needs for ever-greater precision.

Transfer image of circuit pattern in the exposure process


Light source
Condenser lens
Mask Blanks/
Photomasks
The semiconductor chip manufacturing process is easy to understand if compared to the world of photography. The mask blank is the film, the photomasks are the negative, and the wafers (the semiconductor chips) are the completed photographs.
Reduced projection lens unit
Wafer
(Semiconductor chip)

Notes:
*1. The surface roughness of a mask blank must be no more than one billionth of a meter (one nanometer), and must be polished flat with an accuracy of less than one thousandth of a millimeter.
*2. Design rules are constraints placed on the design of LSIs to ensure that production processes can successfully meet the design intent.
*3. A nanometer (nm) equals one billionth of a meter.
*4. Phase shift masks use phase differences in light to enable extremely high-resolution lithography.

Photomasks Used in the Production of Semiconductors



Photomask for the production of semiconductors (front)

In the semiconductor production process, the photomask plays a role similar to that of a negative film in photography. There are strong synergies between the development of mask blanks for semiconductors and the photomasks used for LCD panel production, and this is one of Hoya's key business platforms.

In fiscal 2005, the demand for semiconductors fell steeply from summer onward, and this led to a slowing in demand for low-end masks. On the other hand, however, the development of leading-edge technologies by semiconductor manufacturers is proceeding at a healthy pace, and high-end photomasks continued to post firm growth. In leading-edge products, Hoya has already commenced the supply of masks for mass production meeting the 90-nm and 65-nm design rules, and expects that the trend toward increasingly fine tolerances will continue into the future.

Lithography based on an ArF excimer light source*1 is becoming the norm for the mass production of semiconductors, and by taking advantage of immersion technologies*2, the potential for this light source to continue to be used for future-generation production processes is increasing. This approach, while allowing for the continued relevance of existing lithography equipment, will also give rise to the need for a photomask with the capacity to respond to next-generation lithography technologies. Thus, the importance of developing leading-edge masks continues to grow. In a market characterized by increasingly fierce competition, Hoya will continue to stress the development and production of high value-added products, while maintaining its close collaborative relationships with industry partners.

Notes:
*1. Argon fluoride, wavelength 193 nm.
*2. This is a next-generation lithographic technology. The gap between the lens and the wafer is filled with a liquid, which improves the resolution of the etching process.

LCD Photomasks



LCD photomask

LCD photomasks are the master plates inscribed with the patterns needed for the production of LCD display panels, such as those used in LCD televisions and computer monitors. Today's trend has LCD televisions increasing in size every year. Hoya takes pride in its ability to produce the large-scale LCD photomasks required, and continues to demonstrate a clear technological advantage in this field.

During the fiscal year under review, Hoya proceeded with plans to open new LCD photomask plants in Taiwan (which began operation in January 2005) and South Korea, to ensure that it could continue to respond to increasing demand and meet the needs of large-scale flat panel manufacturers. Currently, common panel sizes for large-scale televisions are the fifth- and sixth-generation sizes*1, but Hoya's new plants in Taiwan and South Korea are for the production of photomasks for seventh- and eighth-generation panel sizes.

There is no doubt that the rate of adoption of LCD televisions in the market is increasing, both because consumers are replacing their cathode ray tube (CRT)-based TVs with LCD TVs, and because of the increase in demand for larger televisions. However, to further stimulate demand, it is widely believed that a reduction in production cost is imperative. Hoya has developed a gray tone mask*2 ahead of its competitors. This high-value-added mask reduces the number of steps in the production of LCD panels and increases the yield rate, helping manufacturers to enhance production efficiencies. Hoya will continue to pursue technological innovation and assist in the effort to improve the market acceptance of LCD-related products.



Taiwan plant

Notes:
*1. Fifth-generation:
A mother glass plate of 1,100 mm x 1,300 mm, which yields three 32-inch wide LCD televisions panels.
Sixth-generation:
A mother glass plate measuring 1,500 mm x 1,850 mm, which yields eight 32-inch LCD television panels.
Seventh generation:
A mother glass plate of 1,870 mm x 2,200 mm, which yields twelve 32-inch LCD television panels, or three 50-inch LCD television panels.
Eighth generation:
A mother glass plate measuring 2,160 mm x 2,400 mm, which yields six 50-inch LCD television panels.
*2. Gray tone mask:
A mask that produces an intermediate layer (gray tone) from light interference and the diffraction effect. Use of this mask reduces the number of lithographic processes of TFT LCD panels from five to four.


Glass disks for HDDs (substrates and media)

Glass Disks for HDDs

To ensure that data are not damaged when laptop computers are carried, the HDDs inside must have high shock resistance. These hard disks utilize glass disks, which are much more shock resistant than the conventional type, usually made of aluminum. Hoya enjoys the largest share of the global market for glass disks.

The glass disks sizes produced by Hoya can be broadly divided into 3.0-inch, 2.5-inch, 1.8-inch, and 1.0-inch categories. The 2.5-inch disks are widely used in laptop computers. About 80% of such disks are used in laptops, and the remaining 20% are used in external memory drives, car navigation systems and games machines. The 3.0-inch disks are produced for use in servers, where high levels of reliability are demanded. The market for 1.0-inch and 1.8-inch disks has recently been expanding rapidly. These disks are built into portable music players, which allow one to download and listen to music data.

During the fiscal year under review, production of small-size HDDs for portable music players began in earnest at Hoya. Hoya had developed mass production technologies ahead of the competition, both for the small-size glass substrate and the glass disks coated with magnetic layer (media). In the fiscal year under review, these technologies contributed to the increased use of HDDs.

Currently, most of Hoya's production of glass disks takes place in Southeast Asia. Polishing of the glass plate to produce the substrate is performed at plants in the Philippines and Thailand. The finished product (media) is manufactured in Singapore. In March 2004, Hoya increased its supply capacity through the acquisition of the business of Nippon Sheet Glass Co., Ltd., including its production facilities. Anticipating further increases in demand as a result of the growing number of applications for these disks, Hoya has already begun building a third glass disk plant in Vietnam, and also plans to boost investment in existing plants.

Glass disks mounted on notebook computer (image)





Optical lenses



Aspherical glass lenses

Optical Lenses

As one of the few manufacturers with a fully integrated production process for products from glass materials to optical lenses, Hoya was able to embark on the development of aspherical glass molded lenses from early on, and to contribute to the development of today's high-performance optical equipment, particularly video cameras and digital cameras. Aspherical lenses are able to perform superb correction for spherical aberration. Thanks to this feature, shorter focusing distances are possible, and the number of lens elements can be reduced. And this has made cameras much smaller and lighter.

Currently about 60% of Hoya's sales of optical lenses are for digital cameras, 20% for digital video cameras, and the remainder for projectors and copiers and others. There are a large number of manufacturers with digital cameras on the market, and wherever glass lenses are used in those products, Hoya has a strong share of the market.

For several years, demand for digital cameras had been growing consistently, but after the summer of 2004, it became clear that production was being scaled back in the digital camera market, and in the second half of the year the trend toward slower sales became more pronounced. Hoya's results were affected in proportion to the slowdown in digital camera shipments. Despite the temporary dip in demand, Hoya opened a new optical lens plant in Suzhou, China in August 2004. The plant is expected to take advantage of the reduced cost of overseas production, and will produce lenses for camera-equipped mobile telephones, demand for which is expected to increase in the near future. For now, most of the lenses used in camera-equipped mobile telephones are made of plastic, but as the resolution of these cameras begins to exceed two to three megapixels, Hoya predicts that the need will grow for its lightweight aspherical glass lenses, with their excellent ability to correct spherical aberration. Additionally, growth in demand is anticipated for rear projection televisions, a third type of large, flat television following LCD and plasma versions. For these televisions to be able to offer high-definition television (HDTV) quality, the projection lenses will require a special type of high-quality glass. In this field too, Hoya is already in position to leverage its technologies, and will be actively allocating the necessary resources to this field.

Comparison between aspherical and spherical glass lenses


(Aspherical lens)
Focal plane
Light axis
(Spherical lens)
Focal plane
Light axis

Feature of aspherical molding lens

Aspherical molding lens that enables manufacturing high-precision lens without polishing process. Because the aberration (distortion) decreases compared with the spherical lens, the miniaturization and degree of freedom of the design of the product have been improved since it reduced the number of lenses used.



Laser oscillator (LASER SYSTEM HSL-4000)

Photonics

Hoya's Photonics division provides a range of optical equipment (incorporating laser and UV light) based on practical applications of optics technologies. Customers are in such diverse areas as industry and medical treatment. This division is mainly conducted by two organizations: HOYA PHOTONICS, INC., which produces and sells laser equipment for medical use, and HOYA CANDEO OPTRONICS CORPORATION, which was established at the end of 2003 as part of a restructuring of several diverse companies in the Hoya Group that had been engaged in the provision of specialized light sources and optics businesses for the electronics industry.

In the area of medical treatment, products include laser scalpels used in surgery and laser equipment used in dental treatment, dermatology and plastic surgery. In the industrial area, products include specialized light source equipment using UV and excimer light sources, as well as laser oscillator and laser marker equipment used in the semiconductor manufacturing process. All of these industrial products target customers in the semiconductor industries, so we expect that the recent business restructure will yield powerful synergies.

In Latin, "Candeo" means "to shine." In the truest sense of the term, the goal is for both Hoya and its products to "shine" in a unique way.



Spot UV light source equipment (EXECURE 4000)

Hoya is extremely sincere about caring for people's eyes—the priceless gift of sight.

Business Overview

Eye Care



Hoya's Eye Care field consists of the Vision Care division, which is based on the production and sale of eyeglass products—primarily eyeglass lenses, with frames as an accompaniment—and the Health Care division, which encompasses the production and sale of contact lenses and intraocular lenses (IOLs). Both divisions are eye-related, but the business models they use are different. While eyeglass lenses are produced and sold on a wholesale basis to eyeglass stores globally, Hoya operates its contact lens business on a retail basis, with local production and a directly managed specialty stores in Japan known as *Eye City*. The *Eye City* contact lens business continues to grow steadily, thanks to the increasing number of stores and their devotion to meeting the needs of customers. IOLs are medical devices used in the treatment of cataracts, and product development is proceeding mainly on the basis of alliances with hospitals and clinics.

From a business perspective, different approaches are required for each product, but only a company like Hoya, which has been in the "eye" business for years, can offer this high level of quality along with services that precisely meet the needs of clients. Hoya is committed to offering multifaceted, dependable support for people's eye care.



Eyeglass Lenses

The eyeglass market tends to be described as already mature. But Hoya is tirelessly pushing ahead with the development of new lens technologies, always offering products with superior functionality and higher quality that meet customer needs even better than before. Hoya continues to develop new products, offering them to customers ahead of its competitors. In the area of plastic lens materials, the products include: the high index material lenses EYAS, EYNOA and EYRY and the high-strength PHOENIX lens; for the anti-reflection coating, Hoya offers VP Coating, which is easy to wipe clean, and SFT Coating, which is scratch-resistant; and in the area of lens design, "Hoyalux iD," which is the world's first integrated double-surface progressive lens design, with which Hoya has realized a design that provides a natural view and optimal performance at every distance—near, far, and in-between.

Hoya is developing its eyeglass business in Japan, Europe, North America and the Asia-Pacific region. Of these regions, Japan and Europe have been identified as the key strategic markets. The eyeglass lens business varies in accordance with differences in the market characteristics of each country and region. Given Hoya's different position in each market, Hoya's global business development is guided by business strategies that are fine-tuned for local conditions.

In Japan, starting around 2001, a so-called "three-price shop" business model expanded rapidly, based on cheap eyeglasses sourced from outside Japan, and this led to a temporary deflationary trend in the market. However, beginning in the latter half of 2003 there was a pause in the discount boom, and user demand for high-value-added items recovered. Capitalizing on this trend, Hoya introduced a number of high-value-added products, including progressive lenses for both near- and far-sightedness, a high-function anti-reflection coating, and a new high index material lens. As a result, sales in Japan for the fiscal year exceeded the previous year's results. There is an acute need for progressive lenses in those developed countries including Japan that are experiencing an aging population. Another product that demonstrates Hoya's originality is a lens with a high-function anti-reflection coating, which is in strong demand from eyeglass retailers, who place orders to Hoya's laboratories for custom lens production. Hoya expects demand for both of these products to continue driving sales results upward.

The next largest market for Hoya after Japan is Europe, where five countries—the United Kingdom, France, Germany, Italy and Spain—account for close to 70% of total sales in the region. The European market readily accepts high-performance products utilizing Hoya's technologies, and Hoya anticipates continued growth. Despite this basic market strength, however, sales in Germany, the largest market for Hoya in Europe, slipped significantly in the term under review. This was due to the adverse effect of the elimination of a health insurance subsidy for the purchase of eyeglasses at the end of 2003. European sales were also negatively affected by the temporary adjustments made necessary by the closure of a laboratory in France, and sales for the region as a whole declined. Hoya will concentrate on promoting sales of products that have already been well received in Japan, such as the high-functional VP Coating and Hoyalux iD, as well as its new SunTech series light-sensitive lenses, which darken in outdoor use and regain their transparency when indoors. Hoya makes efforts related to marketing as well.

Hoya's North American business has seen a sudden expansion in the size of operations since the acquisition of a number of laboratories beginning in 2000. The North American market differs from the Japanese and European markets, both in terms of consumer needs and the distribution system. Hoya is working to build structures that ensure greater profitability, by, for example, promoting more extensive market penetration of its specialized, proprietary products including anti-reflection coatings, stimulating sales growth by augmenting product lineups with the popular PHOENIX materials, and improving operational efficiencies at laboratories.



Mass production plant for eyeglass lenses (Thailand)



Light-sensitive lens "SunTech"



Hoya's business in the Asia-Pacific region is smaller than the other regional markets, though the region shows a good deal of promise, with continued double-digit growth. Despite the simple "Asia-Pacific" appellation, there are in fact many different markets in this region, including Australia, where the market is seeing strong growth driven by high-value-added products, and China, where the market is currently price-conscious but has good growth potential. Hoya will undertake carefully targeted marketing activities in each country in the region, sustaining strong growth.

Hoya estimates the size of the overall wholesale eyeglass lens market to be around ¥70 billion to ¥80 billion in Japan, ¥330 billion in Europe, ¥250 billion in North America, and ¥50 billion to ¥60 billion in Asia. Over the medium term, Hoya will focus on growing its businesses in Europe and North America, where it has a relatively small market share. To achieve this, Hoya will introduce more high-value-added products into these markets and reinforce sales and marketing systems. On the global level, Hoya will prioritize building stronger profit structures by developing more responsive production regimes and supply chains.

Comparison between SFT Coating and conventional lens


Scratched with steel wool
SFT Coating
Conventional lens
Compared by Hoya
Scratched with sand eraser
SFT Coating
Conventional lens
Compared by Hoya



The steel wool wear endurance test, which moves the lens from side to side 50 times with a load of four kg applied to the steel wool.



The sand eraser wear endurance test, which moves the lens from side to side 100 times with a load of one kg applied to the sand eraser.



Contact Lenses, and *Eye City*

Hoya's Health Care division supplies high-quality contact lenses to meet the individual needs of Hoya's customers, with the highest priority given to "protecting the health of every customer's eyes." As well as developing *Eye City*, the largest store chain specializing in contact lenses in Japan, the business sells contact lenses direct to ophthalmic clinics and eyeglass stores.

Contact lenses are a form of medical device designed to correct vision; when Hoya offers these items for sale, it always strives both to ensure the safety and quality of the lenses, and to offer a high standard of meticulous service to each and every customer. Hoya's dedication to these principles ensures constantly improving product quality and service standards, enabling customers to trust Hoya contact lenses for their comfort, safety and suitability for their needs.

By the end of March 2005, *Eye City* had grown to encompass a total of 124 stores across Japan. In addition to Hoya's own products, each store supplies safe and effective lenses from around the world. To ensure that every customer is supplied with products best suited to their eyes and vision requirements, every effort is made to ensure that sales consultations and after-sales services*1 are provided by highly experienced specialized employees. By the end of fiscal 2007, Hoya plans to increase the number of stores to 150, with new stores being located in such convenient locations as station buildings and shopping malls. This will be done through the continuation of the current scrap-and-build program, through which underperforming stores are closed or relocated and new stores are opened, with the objective of attracting more customers and improving profitability.



Notes:

*1. The E-SYSTEM, an after-sales service unique to *Eye City*, offers a free exchange service, under which designated lenses sold by *Eye City* can be exchanged for lenses with a different prescription free of charge within a year of the original purchase. This also applies to damaged lenses. Should lenses be lost, they can be replaced with new lenses any number of times within the first year at a cost of ¥5,000.

To meet the increasingly diverse needs and tastes of customers, Hoya is allocating additional resources to the development of high-valued-added products, such as astigmatism-correcting contact lenses, and multifocal contact lenses for middle-aged and older customers. Of these developments, multifocal contact lenses make the most of Hoya's advanced technologies, with a progressive lens design*2 allowing one to see both nearby and distant objects within a natural field of vision, with no abrupt boundaries.

With the amendment of the Pharmaceutical Affairs Law in April 2005, contact lenses become highly regulated medical treatment items, and are treated much more carefully than before. As a leading company in the industry, Hoya will ensure that its systems and structures continue to deliver the most appropriate vision care to its customers.

*2. Progressive lenses are made with a combination of spherical and aspherical curves, and can only be produced using precision, computer-controlled processes.

Intraocular Lenses (IOLs)

In the Eye Care field, sales of IOLs are expected to continue to grow the most. IOLs are used in the surgical treatment of cataracts. After the eye's clouded lens has been removed, an IOL, which is an artificial lens, is inserted in its place to restore vision. Advances in medical treatment have resulted in increased general longevity, but this success has been accompanied by a sudden rise in the number of age-related cataract patients, particularly in developed countries. IOLs have evolved from the earlier hard type to the current mainstream lens, which is a soft foldable lens that can be inserted while folded during surgery. By allowing the insertion of the lens through a smaller incision, the surgical cut heals more quickly and causes much less discomfort to patients.



Foldable acrylic IOL
HOYA AF-1 (UY)
Yellow-tinted single-piece IOL


12.5mm
5.5~6.5mm

Foldable acrylic IOL
HOYA AF-1 (UV)


Full-size comparison



IOL injector
HOYA Injector System HOYA-IS

In 2004, Hoya introduced a yellow-type soft lens that allows patients to recover their sight with a more natural color cast and that has the added benefit of cutting UV light. We have also commenced sales in Japan and Europe of an injector cartridge to make surgery even easier. Such developments in performance and safety have been well received in the market. Sales have continued to grow soundly in the Japanese market. Hoya has always worked in cooperation with hospitals and specialist ophthalmology clinics so that its development efforts precisely reflect the needs of the medical community. This enables Hoya to fulfill its mission of providing patients with high-quality products as quickly as possible.

In the global market too, Hoya has been energetically developing its IOL business, and sales have already commenced in Germany, France, Italy, Spain and the United Kingdom. Preparations are also under way to gain U.S. Food and Drug Administration (FDA) certification by 2007. In Asia, sales have begun in South Korea, China, Malaysia and Singapore. The newly established IOL plant in Singapore started shipments to Europe in October 2004, and exports to Japan are anticipated to begin during 2005. Evaluative trials of Hoya's IOLs are being conducted at a national ophthalmic hospital in Singapore, and Hoya hopes this will be a springboard for expansion of the business into other Asian countries.

The size of the global IOL market is currently around ¥100 billion, and within five years it is expected to expand by 150%. There is potential for the development of prescription IOLs that include eyesight correction, and because this may even engulf the market for eyeglasses and contact lenses, further growth is almost a certainty.

Global Estimate of the Number of Eyes with < 6/60 Due to Cataracts


(Millions)
250
200
150
100
50
0
1980
1990
2000
2010
2020

Source:
Journal of Community Eye Health
International Resource Centre, International Centre of Eye Health

The harmonious beauty weaved by
light generates vibrant, enriched color.

Business Overview

Lifestyle Refinement

Other Businesses

Hoya's other field includes the Crystal and Service divisions. Hoya started the operation of the Crystal business in 1945, and it has a long history and heritage. The Service division engages in the development and operation of the Hoya Group's information systems, as well as operations for the dispatch of staff.





"Constellation"

Crystal

The appeal of crystal ware comes from the beauty created by the interplay of light with the sense of transparency imparted by the crystal. Hoya creates highly original products, including wine glasses, bowls and other tableware, interior products such as vases and clocks, crystal jewelry, and artistic pieces.The gift market continues to contract, however, and this trend is particularly conspicuous in the corporate gift market. The competition posed by overseas products with low manufacturing costs also presents a significant obstacle to Hoya's Crystal division.

With the year-after-year contraction of the scale of the Crystal division, Hoya continues to downsize its operations. Nevertheless, Hoya is well known for offering highly artistic designs and precision cutting technologies in this field, and there is a long-standing demand for Hoya brand products. Hoya will honor that demand by crafting a product strategy and accompanying sales approach that enables it to offer a touch of sophistication and elegance to anyone's life.



"Charcoal collection"

R&D and New Businesses

Hoya originally achieved its niche market growth as a "big fish in a small pond" by differentiating its core products and services through the application of innovative technologies and business models. However, with the globalization of markets and competition, and the continued growth in the scale of Hoya's business, Hoya understands the need to maintain even larger, faster growth in the future. In its commitment to future growth, Hoya is tackling the following three particularly important challenges.

1. Technical Innovation in Information Technology

The foundation of Hoya's Information Technology field is a range of products for which Hoya holds a high market share, including mask blanks, photomasks for large-scale LCD panels, aspherical lenses, and HDD glass disks. In each of these areas, Hoya must manage two critical issues. First, Hoya must build a strong foundation for its business by developing next-generation technologies and products ahead of the competition. Second, it must strive to continuously develop these businesses, seeking to acquire as soon as possible those new technologies that will instantaneously make existing technologies a thing of the past.

In the mask blank business, electron beam and extreme ultraviolet (EUV) light sources are in the spotlight as the next-next-generation technologies for lithography. Hoya completed its basic research and development for photomask technologies compatible with electron beam and EUV lithography, and is supplying trial masks for use in etching tests to etching equipment manufacturers and IC device manufacturers. At the same time, it is working to develop an alternative technology using nano-imprint lithography techniques*1. A number of issues related to next-generation lithography must still be resolved, but as a leading manufacturer of mask blanks, Hoya will continue to address the challenges posed by the need for technical innovation.

Against the backdrop of the constant enhancement of digital imaging technologies seen in digital cameras and camera-equipped mobile telephones, optical lenses are expected to have a higher level of performance than ever before, as well as improved miniaturization. Hoya continues to grow along with the digital optical industry, by developing ultra-precise molding technologies for highly refractive materials and low dispersion glass materials that further boost the optical performance of aspherical lenses.

The perpendicular magnetic recording method*2, which will allow for data recording density to exceed the limitations of previous longitudinal recording methods, is about to reach the moment of practical introduction for small-size HDD glass disks. Hoya is proceeding with plans to establish mass production of a first-generation perpendicular magnetic recording glass disk, and is dedicated to contributing to further growth in the HDD market.

2. Growth in the Eye Care Field

Hoya has attempted to achieve steadily growing profit through a balanced business portfolio consisting of two main foundations—the high-growth but high-risk Information Technology field and the more mature Eye Care field, which focuses on consumables. However, the steep growth of the digital consumer electronics market over the past few years has tipped the balance in favor of the Information Technology field, so the second major challenge facing Hoya is increasing sales in the Eye Care field to ensure steady overall growth.

Eyeglasses have been used to improve vision for many years now, but Hoya continues to push the boundaries of technical innovation by actively introducing a variety of technologies, from materials development through optics design and lens coatings. Hoya has focused R&D on the development of new lens materials and optics designs, seeking to produce lighter and high-strength plastic materials and highly functional coatings. Hoya is determined to continue to lead the market by introducing clearer and more convenient eyeglass lenses.

The market for IOLs, which are used in the treatment of cataracts, is expected to show more growth. Following the development of soft hydrophobic acrylic IOLs, Hoya produced an injector system that greatly simplified surgical procedures, and a yellow-type IOL that helped patients regain a more natural color tone to their vision. Hoya will continue to augment its sales efforts around the world, and is actively considering mergers and acquisitions as one element in this growth strategy.

Notes:

*1. Nano-imprint lithography techniques are a practical application of a nano-scale press molding process. With these microscopic processing techniques, a mold with an extremely fine pattern structure is pressed into a resist on the surface of a silicon wafer, creating a pattern in the resist. They enable processing as precise as several tens of nanometers. They are expected to be suitable for mass production at low cost, and offer time savings in the pattern transfer process.

*2. Using this method, when data are written to an HDD, the recording head magnetizes in a direction perpendicular to the layer, rather than in the usual horizontal direction. This technique allows for greater recording density.

3. New Business Development

The third challenge, after Information Technology and Eye Care, is the need to develop a new, third line of business. Hoya's objective is to develop a new business that capitalizes on Hoya's proprietary technologies and can respond to the new trends of the 21st century by focusing on an area where demand can be expected to grow over the long term. Hoya will seek to obtain and develop new technologies by means of its own R&D capabilities and through venture capital investments. In addition, it aims to acquire new business infrastructure through M&A.

Hoya is exploring the potential offered by a variety of fields of business. Here, three new fields that are currently under development are introduced. Hoya has good expectations of their potential to take root and grow as new businesses.

3C-SiC

With the advent of the practical application of hybrid automobiles and fuel cell powered vehicles being near at hand, demand is growing for energy-efficient, high-power electronic devices with low power loss. Early on, Hoya recognized the potential of silicon carbide (SiC) as a material for high-power semiconductors, and it has engaged in the development of large diameter monocrystal cubic SiC (3C-SiC). It has also commenced device development, as a means of accelerating the practical application of 3C-SiC devices.



3C-SiC

Hoya is currently devoting resources to the development of high-power electronic devices for automobiles, with the aim of deploying these devices in full-scale prototype trials.

Optical Communications Systems

In the telecommunication industry, technologies are being developed rapidly for high-speed, high-volume optical data transfer and high-speed wireless mobile communications. Hoya is keeping a close watch on the development of integrated technologies affecting the optical devices of these communications and associated connection technologies. Following the collapse of the optical fiber communications boom, Hoya has continued to invest in the development of optical communications technologies with a view to the long term. The optical communications field has been floundering for some time, but with the commencement of IP telephone and video-on-demand services in Japan and the United States, signs of the next growth stage are beginning to emerge. Hoya will revitalize its development efforts in this field, concentrating on low-loss, integrated modules.

Glass Substrates

Utilizing its ultra-precise processing technologies and thin film coating technologies for glass materials, Hoya has developed glass substrates for double-sided fine circuitry. Potential practical applications in the high-speed wireless communications field are being actively examined, given these products' superior high-frequency characteristics, capability for minutely detailed processing, and capacity for double-sided electrical connectivity. These substrates are expected to give an extra boost to the miniaturization and reliability of wireless communication modules, and Hoya is accelerating development work to make the most of this potential.

Corporate Governance

Hoya treats corporate governance as a key management principle, and has instituted many reforms based on corporate governance ideals. Based on the fundamental vision that "companies are owned by their shareholders," we ensure that Hoya is not managed according to the internal guidelines held by only a small part of the management team. Instead, we have set up a system under which independent observers take the standpoint of shareholders, undertaking appropriate checks. At the same time, management and operational areas have been separated, with the objective of accelerating decision-making processes.

Reducing the Number of Directors and Instituting a Majority of Outside Directors

To guard against the potential for stagnation in the Board of Directors system, and to ensure lively debate, Hoya has since 1989 been reducing the number of its directors. The number of directors has been more than halved, from 17 in 1989 to eight in 1995, and the first outside directors were appointed during this period. In 2003, of the eight directors, a majority of five were outside directors. The three internal directors serve concurrently as executive officers, engaged in operation of the business. With an organizational structure that incorporates a divisional organization and internal companies, Hoya has proceeded to devolve authority from executive officers to the head of each business division to a great extent. Under this system, the head of each business division is responsible for operational execution.

Transitions in the Board of Directors

Year	Internal directors	Outside directors	Total number of directors
1989	17		17
1990	16		16
1991	15		15
1993	12		12
1994	10		10
1995			8
1999			7
2000			6
2001			6
2002			6
2003			8
2004			8

The Move to the Company-with-Committees System

In June 2003, Hoya instituted the company-with-committees system. Three committees have been established. Proposals to appoint directors and executive officers or relieve them of their posts are decided by the Nomination Committee. The Compensation Committee determines fees paid to directors and executive officers. The Audit Committee receives reports from an independent auditor and scrutinizes financial statements, and through observation and scrutiny of internal control, it audits the business conditions and property of the Company. The membership of all three committees is drawn entirely from the five outside directors. This has given Hoya a system whereby the external directors, who stand for the shareholders, would even be able to relieve the CEO of his post. Hoya also strives to ensure that sufficient staff members are available to assist its external directors. Three such employees are assigned exclusively to secretariat duties with the Audit Committee, and one each, with a background in human resource administration, holds concurrent positions with the Nomination Committee and the Compensation Committee.

Corporate Governance Structure



General Meeting of Shareholders
Election
Board of Directors
Internal Directors: 3
(serving concurrently as executive officers)
Outside directors: 5
Election
Executive Officers
President
Executive Officers
(3 internal directors)
Compensation Committee Secretariat
Compensation Committee
5 outside directors
Collaboration and mutual monitoring
Nomination Committee Secretariat
Nomination Committee
5 outside directors
Collaboration and mutual monitoring
Audit Committee Secretariat
Audit Committee
5 outside directors
Supervision and advice
Execution of operations
Divisions



Hoya Business Conduct Guidelines and the Hoya Help Line

The Hoya Business Conduct Guidelines, which apply to all executives and employees, are based on the Hoya Group's management philosophy. Should any act violate that code, employees may use the Hoya Help Line system to make an internal report or discuss the issue. This system helps to ensure that any violations of the Business Conduct Guidelines or of other laws or regulations will quickly come to light, enabling a swift response by top management. The aim is to ensure that the overall health of the Group is maintained.

Proactive, Timely Disclosure

Fair and prompt disclosure ensures that shareholders' rights are protected. Statements of financial results for each quarter are reported to the Tokyo Stock Exchange approximately three weeks after the end of each quarter, and are then simultaneously posted on Hoya's website. The CEO, CFO and others offer briefings to discuss quarterly financial reports, and provide explanations and respond to questions. Top management also actively participates in other investor relations activities.

Further, for the convenience of shareholders, the General Shareholders' Meeting is held early, avoiding those days on which many such shareholders' meetings are usually held. Invitations are sent out well in advance. After the General Shareholders' Meeting is over, Hoya hosts an informal discussion among shareholders and management, with the objective of facilitating deeper dialogue with shareholders.

Members of the Board of Directors


Yoshikazu Hanawa
Outside Director
Eiko Kono
Outside Director
Yuzaburo Mogi
Outside Director,
Chairperson of the Compensation Committee
Yukiharu Kodama
Outside Director
Chairperson of the Audit Committee
Takeo Shiina
Outside Director,
Chairperson of the Nomination Committee
Hiroaki Tanji
Director/Executive Officer,
Strategy & Business Development
Kenji Ema
Director/Executive Officer,
Chief Financial Officer
Hiroshi Suzuki
President and CEO

Environmental Initiatives

As a company develops and grows, it is only proper that it should do its utmost to protect the environment. Hoya believes that this is an absolutely essential condition for any company's activity. In 1976, Hoya established pollution countermeasure committees at each of its plants, and has been constantly engaged in environmental protection. Hoya published its third environmental report in 2004, outlining Hoya's commitment to the environment. During fiscal 2005, Hoya has dedicated itself to enhancing environmental performance.

1. Reduction of Environmental Burdens

Hoya has identified four important indicators of environmental burden in its production activities—energy consumption, water usage, waste volume, and volume of packaging materials—and has developed indices for each showing the environmental burden per unit of net sales. Hoya is doing everything it can to achieve ongoing reductions in these indices of environmental burden.

Energy Consumption

At the facilities level, Hoya has implemented several changes such as the conversion from LPG fuel to city gas; improving the efficiency of cooling cycles through the use of water misting and evaporative heat in chillers for the cooling water used in clean room air conditioning systems; and a shift to inverter-type pumps. It has also expanded its energy-saving activities across the whole of its operations, including adjustment of air temperatures in offices and implementation of more efficient interior lighting. As a result, the ratio of energy consumption to net sales fell by 6% from the level of the previous fiscal year.

Water Usage

Through advances in the re-use of factory waste water, the ratio of water usage to net sales decreased by 4% compared with the previous fiscal year.

Waste Volume

Hoya made ongoing efforts to reduce the volume of waste materials, through such means as recycling sludge produced by polishing for use as raw material for concrete, thermal recycling of waste plastics, and recycling of chemicals. As a result, the ratio of waste volume to net sales was reduced by 28% year on year.

Volume of Packaging Materials

Hoya sought to reduce the amount of shock-absorbing materials by reexamining the size of packaging used to ship finished products. It also promoted the reuse of shipping cardboard boxes and others. Overall, the ratio of volume of packaging materials to net sales fell by 17% from the previous fiscal year.

Energy Consumption (Oil Conversion) and Its Ratio to Net Sales



(Oil conversion kl)
(Ratio to net sales [1999=100])
100,000
80,000
60,000
40,000
20,000
0
100
80
60
40
20
0
1999
2000
2001
2002
2003
2004
2005

Water Use and Its Ratio to Net Sales



(km³)
(Ratio to net sales [1999=100])
4,000
3,000
2,000
1,000
0
100
80
60
40
20
0
1999
2000
2001
2002
2003
2004
2005

Waste Volume and Its Ratio to Net Sales



(Tons)
(Ratio to net sales [1999=100])
8,000
6,000
4,000
2,000
0
100
80
60
40
20
0
1999
2000
2001
2002
2003
2004
2005

Packaging Materials and Their Ratio to Net Sales



(Tons)
(Ratio to net sales [1999=100])
4,000
3,000
2,000
1,000
0
100
80
60
40
20
0
1999
2000
2001
2002
2003
2004
2005

Ratio to net sales indicated based on 1999 =100.
Statistics of the 10 domestic production sites
Hoya Corporation: Nagasaka, Hachioji, Kumamoto, Akishima, Nagano, Lens Technology Center, Minakuchi, Kyushu, Musashi, Kodama



2. Introduction of Environmental Management Systems (ISO14001 Certification)

In October 1996, Hoya announced its intention to introduce environmental management systems in line with ISO14001 certification standards, and by the end of fiscal 2001 almost all of its mass production plants in Japan and overseas had received certification. Since that time, systematic introduction of ISO14001 standards has continued, and by the end of March 2005, a total of 35 sites in the Hoya Group had obtained certification.

Hoya Group ISO14001 Certification Status (As of March 31, 2005)

Company Name (Location)	Site	Date of Certification	Most Recent Renewal
Information Technology			
HOYA CORP. (Japan)	Kumamoto Plant	Dec. 12, 1998	Mar. 9, 2005
HOYA CORP. (Japan)	Nagasaka Plant	Jan. 27, 1999	May 9, 2005
HOYA CORP. (Japan)	Akishima Plant[*2]	Jan. 29, 1999	Jan. 29, 2005
HOYA CORP. (Japan)	Hachioji Plant	Feb. 22, 1999	Mar. 11, 2005
NH TECHNO GLASS CORP. (Japan)	Yokkaichi Plant	Feb. 12, 1999	Apr. 26, 2005
HOYA MAGNETICS SINGAPORE PTE LTD. (Singapore)	Singapore	Mar. 3, 2000	Sep. 9, 2003
HOYA GLASS DISK (THAILAND) LTD. (Thailand)	Lamphun	Nov. 24, 2000	Jan. 23, 2004
HOYA CANDEO OPTRONICS CORP. (Japan)	Headquarters, Toda	Dec. 20, 2000	May 7, 2004
HOYA CORP. (Japan)	Nagano Plant	Jan. 5, 2001	Jan. 4, 2004
HOYA OPTICS (THAILAND) LTD. (Thailand)	Lamphun	Feb. 21, 2001	Feb. 21, 2004
HOYA OPTO-ELECTRONICS QINGDAO LTD. (China)	Qingdao	Feb. 17, 2004	–
HOYA CANDEO OPTRONICS CORP. (Japan)	Iruma Plant	May 10, 2004[*3]	–
HOYA GLASS DISK PHILIPPINES, INC. (Philippines)	Laguna	June 3, 2004[*1]	–
Eye Care			
HOYA LENS DEUTSCHLAND GmbH (Germany)	Müllheim	Dec. 4, 1997	May 22, 2003
HOYA LENS DEUTSCHLAND GmbH (Germany)	Mönchengladbach	Dec. 4, 1997	May 22, 2003
HOYA LENS DEUTSCHLAND GmbH (Germany)	Hamburg	Dec. 4, 1997	May 22, 2003
HOYA CORP. Vision Care Company (Japan)	Lens Technology Center	Feb. 20, 1998	Feb. 20, 2004
HOYA CORP. Vision Care Company (Japan)	Minakuchi Laboratory	May 5, 1998	May 6, 2004
HOYA CORP. (Japan)	Kodama R&D Laboratory	Dec. 2, 1998	Dec. 2, 2004
HOYA LENS THAILAND LTD. (Thailand)	Patumthani	July 8, 1999	July 18, 2002
HOYA LENS U.K. LTD. (United Kingdom)	Wrexham	Dec. 24, 1999	May 16, 2002
HOYA LENS ITALIA S.P.A. (Italy)	Milano	Dec. 29, 1999	Mar. 31, 2003
HOYA LENS THAILAND LTD. (Thailand)	Ayutthaya	Jan. 20, 2000	Mar. 27, 2003
HOYA LENS GUANGZHOU LTD. (China)	Guangzhou	Nov. 9, 2000	Dec. 3, 2003
MALAYSIAN HOYA LENS SDN. BHD. (Malaysia)	Kuala Lumpur	Apr. 9, 2001	Aug. 9, 2004
HOYA LENS NEDERLAND B.V. (Netherlands)	Uithoorn	Nov. 1, 2001	Nov. 1, 2004
HOYA LENS MANUFACTURING HUNGARY RT. (Hungary)	Mateszalka	June 10, 2002	–
HOYA LENS AUSTRALIA PTY. LTD. (Australia)	Sydney	Sep. 16, 2002	–
HOYA LENS AUSTRALIA PTY. LTD. (Australia)	Perth	Sep. 16, 2002	–
HOYA LENS KOREA CO., LTD. (South Korea)	Seoul	Nov. 4, 2002	–
HOYA LENS TAIWAN LTD. (Taiwan)	Hsin-Chu	May 19, 2003	–
HOYA CORP. Vision Care Company (Japan)	Kyushu Laboratory	Aug. 28, 2003	–
HOYA LENS IBERIA S.A. (Spain)	Madrid	Oct. 16, 2003	–
HOYA LENS SWEDEN AB (Sweden)	Malmö	Feb. 3, 2004	–
Other Businesses			
HOYA CORP. Crystal Company (Japan)	Musashi Plant	Dec. 4, 1998	Dec. 4, 2004

Notes:
*1. A site certified during the fiscal year under review.
*2. Includes the R&D Center Building, which is located on the grounds of the Akishima Plant.
*3. This company was recertified in connection with its transformation from the Iruma Plant of the former HOYA OPTICS CORP.

Corporate Social Responsibility

The concept of corporate social responsibility (CSR) has become common parlance. In many ways, companies should not only pursue their own profitability, but they also have a responsibility to consider the contributions they can make to the community and the environment, and to act appropriately as a good corporate citizen. Hoya has established a set of basic principles that all employees must follow. These principles are based on the Hoya Corporate Mission, and they govern decision-making and conduct for all business activities. By putting these principles into practice, Hoya aims both to achieve growth for the Hoya Group and to contribute positively to the prosperity and betterment of the society, economy and culture.

HOYA

Corporate Mission

Dedicated to innovation in information technology, lifestyles and culture, Hoya envisions a world where all can enjoy the good life, living in harmony with nature.

Management Principles

Commitment to society

Hoya always strives to be a responsible corporate citizen. We work hard to ensure that our corporate activities are carried out with respect for the environment. We are absolutely committed to legal compliance and ethical practices.

Commitment to customers

Hoya's goal is to provide safe, high-quality products and services that offer true value. We make every effort to increase customer satisfaction by continuously improving the quality of our operations.

Commitment to shareholders

Hoya strives to increase corporate value by improving business results and maintaining growth. Our goal is to pay fair dividends and give shareholders a return on investment that meets their expectations. We willingly and impartially disclose corporate information.

Commitment to employees

Hoya respects the personality and individuality of each employee. We offer employees opportunities to maximize their initiative and creativity in a safe and fulfilling work environment. We do our best to ensure a good living for our employees.

Dedication to innovative management

Hoya constantly strives to create new value through innovation and creative technology. We make the most of the advances of the information age with our worldwide management network. We take a global perspective while respecting local culture and customs.


HOYA
BUSINESS
CONDUCT
GUIDELINES

HOYA Business Conduct Guidelines is distributed to all employees.

Donation for Tsunami Relief in Thailand

Hoya has made modest financial contributions to help the victims and the families of those who lost their lives in the Great Hanshin-Awaji Earthquake of 1995 and the 9/11 terrorist attacks on the United States in 2001. As part of its policy of providing assistance to victims of disasters, Hoya donated ¥30 million in relief funds to the Royal Thai Government following the earthquake off Sumatra that led to the Indian Ocean tsunami of December 2004. Hoya received a letter of appreciation from the Royal Thai Government the following January.



Support for the Visually Impaired

Since Hoya supplies eyeglasses, contact lenses and other eye-related products to the world, it has actively engaged in several programs to facilitate the participation of visually challenged people in society. Donation boxes have been placed in various locations throughout Hoya's offices, to allow employees to easily make their own individual contributions to this effort.

The Company added to the contribution of employees as a matching gift and donated more than the equivalent value.

Assistance for Culture and the Arts

As one element of Hoya's contribution to culture and the arts, Hoya has since 2004 been a Supporting Member of the New National Theatre, Tokyo. Hoya also regularly gives its support to charity concerts and other events held to offer assistance to needy children.

Financial Section and Corporate Data

Contents

Ten-Year Summary

		1996	1997	1998	1999
Net sales (Millions of yen)		¥167,106	¥193,402	¥193,473	¥201,290
Operating income (Millions of yen)		26,229	32,936	26,395	31,726
Ordinary income (Millions of yen)		27,376	35,086	26,759	33,612
Net income (Millions of yen)		11,056	15,300	12,348	17,837
Selling, general and administrative expenses/net sales (%)		29.6	27.7	28.2	26.4
Return on assets (ROA) (%)		5.7	7.1	5.3	7.8
Return on equity (ROE) (%)		9.0	11.4	8.5	11.6
Equity ratio (%)		64.3	61.0	63.7	71.7
Inventory turnover (Months)		3.2	3.2	3.4	3.2
Capital expenditures (Millions of yen)		19,439	32,318	19,504	13,654
Depreciation, amortization and other (Millions of yen)		13,018	15,705	17,570	18,234
Research and development expenses (Billions of yen)		4.5	6.0	7.5	7.8
Per share data (Yen)	Net income	93.32	129.70	104.51	151.10
	Cash dividends	21.0	23.0	28.0	30.0
	Cash flow	207.31	267.00	257.64	310.61
	Shareholders' equity	1,082.54	1,220.70	1,270.68	1,362.24
Price earnings ratio (PER) (Times)		39.4	42.7	36.4	44.5
Price cash flow ratio (PCFR) (Times)		17.8	20.8	14.8	21.6
Price book value ratio (PBR) (Times)		3.4	4.5	3.0	4.9
Stock price at year-end (Yen)		3,680	5,540	3,800	6,720
Aggregate market value (Billions of yen)		427.3	643.3	441.3	780.4
Employees (Persons)		8,435	9,588	9,320	9,414

Effective April 1, 2002, the Company adopted a new accounting standard for net income per share of common stock issued by the Accounting Standards Board of Japan. Net income per share and related data prior to that date are also calculated according to the standard for purposes of comparison.

Ordinary income: Income before income taxes that is adjusted for non-operating income and expenses. Ordinary income is not reported net of taxes.
Selling, general and administrative expenses/net sales: A calculation of management efficiency, also known as the "sales expense ratio."
Return on assets (net income/ average total assets x 100): An index of efficiency and profitability in terms of management of the Company's assets.
Return on equity (net income/ average total shareholders' equity x 100): An index of efficiency and profitability in terms of the shareholders' equity.
Shareholders' equity ratio: The ratio of shareholders' equity to total assets; the higher the ratio, the higher the degree of safety.
Inventory turnover (inventory assets at year-end/monthly average cost of goods sold): An index of capital efficiency. The fewer the number of months, the better the production and sales efficiencies.

2000	2001	2002	2003	2004	**2005**
¥201,110	¥236,802	¥235,265	¥246,293	¥271,444	**¥308,172**
34,688	45,128	43,898	52,983	68,167	**84,920**
35,484	48,184	45,774	50,874	66,554	**89,525**
20,716	21,860	23,741	20,038	39,549	**64,135**
25.4	23.8	24.2	24.4	22.3	**21.1**
8.9	8.6	8.7	7.3	14.0	**20.0**
12.4	11.8	11.5	9.0	17.8	**25.8**
73.2	73.0	78.8	81.7	75.5	**79.1**
3.3	3.1	3.2	2.9	2.8	**2.7**
17,770	39,673	19,585	15,948	30,659	**40,175**
16,051	32,138	20,105	19,792	25,328	**22,520**
7.7	7.3	7.3	8.7	9.8	**10.9**
176.26	186.60	203.15	171.10	350.96	**578.84**
35.0	50.0	50.0	50.0	100.0	**150.0**
316.61	464.99	377.57	343.31	576.45	**782.86**
1,506.21	1,680.45	1,886.20	1,945.16	1,967.60	**2,494.37**
55.0	43.7	44.5	41.8	28.9	**20.4**
30.6	17.6	23.9	20.8	17.6	**15.1**
6.4	4.9	4.8	3.7	5.2	**4.7**
9,700	8,160	9,040	7,150	10,150	**11,800**
1,126.4	947.6	1,049.8	830.3	1,178.7	**1,325.7**
10,651	12,966	13,311	14,023	18,092	**21,234**

Capital expenditures: Includes property, plant and equipment as well as intangible fixed assets.
Depreciation, amortization and other: Includes the loss on impairment of long-lived assets and amortization of goodwill.
Price earnings ratio (stock price at year-end/net income per share): An index of valuation that compares the Company's stock price with its earnings to judge whether the stock is overvalued or undervalued.
Price cash flow ratio (stock price at year-end/cash flow per share): Cash flow is calculated by adding net income, depreciation, amortization and other. It can be used together with the price earnings ratio, the market average and comparative ratios for other companies in the same industry to judge whether the Company's stock price is overvalued or undervalued.
Price book value ratio (stock price at year-end/shareholders' equity per share): An index of valuation that compares the Company's stock price to the value of its net assets. An index of less than one suggests that dissolving the company and selling off its assets may be more profitable than holding the company's stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Hoya Group and Scope of Consolidation

The Hoya Group (the "Group") consists of Hoya Corporation, its 58 consolidated subsidiaries (six in Japan and 52 overseas) and five affiliates in Japan. One of the five affiliates is accounted for by the equity method. Compared with the end of the prior consolidated fiscal year, three consolidated subsidiaries were added through establishment of new companies, one consolidated subsidiary was added by an acquisition and one consolidated subsidiary was eliminated through liquidation.

The Hoya Group is managed through consolidated group management on a global basis. Each of the Group's major business divisions, centered on the Information Technology and Eye Care fields, implements the management strategies formulated by the Global Headquarters at Hoya Corporation in line with their independent business responsibilities. By area, regional headquarters in North America, Europe and Asia perform activities such as strengthening relationships with the countries and areas in their respective regions, providing legal support and conducting internal audits, thereby supporting the promotion of business activities. The Hoya Group financial headquarters is located in Europe.

Net Sales

Consolidated net sales for the fiscal year ended March 31, 2005 increased 13.5% year on year to ¥308,172 million. By main business segment, net sales for the Electro-Optics division of the Information Technology field rose 22.6% year on year, net sales for the Vision Care division of the Eye Care field fell 3.3%, and net sales for the Health Care division rose 10.7%.

Examining net sales by customer region, net sales to customers in

Net Sales



2001
2002
2003
2004
2005
(Millions of yen)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0

	2001	2002	2003	2004	2005
Net sales (Millions of yen)	236,802	235,265	246,293	271,444	**308,172**

Sales by Business Segment



2001
2002
2003
2004
2005
(% of total)
100
75
50
25
0
47.4
2.8
36.4
8.5
4.2
0.7
43.1
3.1
39.6
9.8
3.7
0.7
45.3
2.2
38.3
10.9
2.7
0.6
49.8
1.5
36.2
10.4
1.6
0.5
53.8
3.5
30.8
10.2
1.2
0.5

	2001	2002	2003	2004	2005
Electro-Optics (Millions of yen)	112,341	101,496	111,461	135,071	**165,664**
Photonics (Millions of yen)	6,534	7,157	5,485	4,116	**10,749**
Vision Care (Millions of yen)	86,198	93,184	94,388	98,203	**94,971**
Health Care (Millions of yen)	20,130	23,106	26,717	28,381	**31,409**
Crystal (Millions of yen)	9,942	8,788	6,719	4,322	**3,672**
Service (Millions of yen)	1,657	1,534	1,523	1,351	**1,707**

Japan increased 12.2% to ¥166,414 million, while net sales overseas grew 15.1% to ¥141,758 million. As a result, the composition of net sales were 54.0% domestic and 46.0% overseas. Although this was nearly unchanged from the prior consolidated fiscal year, when domestic sales and overseas sales accounted for 54.6% and 45.4% of total net sales, respectively, overseas net sales continued to increase as a percentage of total net sales.

Hoya calculates the effect of exchange rates on operating results in the consolidated fiscal year under review by comparing the foreign-currency denominated financial statements of its overseas subsidiaries, when converted into yen at the average exchange rates during the consolidated fiscal year under review, with the same statements when converted into yen at the average exchange rates prevailing during the previous consolidated fiscal year. In currency markets during the consolidated fiscal year under review, the yen strengthened 4.6% against the U.S. dollar to ¥107.60 and appreciated 3.2% against the Thai baht to ¥2.68, while weakening 2.3% against the euro to ¥135.73. Because the yen appreciated against the U.S. dollar and Thai baht, the operating results of Group companies in the United States and Thailand decreased on an exchange rate basis. Conversely, because the yen depreciated against the euro, the operating results of Group companies in Europe increased when converted into yen. The result of the ongoing appreciation of the yen vis-à-vis the U.S. dollar and Thai baht had a negative effect on the operating results of the entire Group, reducing net sales and net income by ¥692 million and ¥965 million, respectively.

Sales by Region
(Based on the location of the Company's offices)



2001
2002
2003
2004
2005
(% of total)
100
75
50
25
0
71.3
67.8
67.5
69.4
74.9
3.7
4.2
4.8
4.6
4.1
10.5
12.3
13.2
13.8
11.0
14.5
15.7
14.5
12.2
10.0

	2001	2002	2003	2004	2005
Japan (Millions of yen)	168,856	159,368	166,178	188,441	**230,946**
Asia (Millions of yen)	8,792	9,948	11,705	12,404	**12,648**
Europe (Millions of yen)	24,944	28,964	32,639	37,486	**33,803**
North America (Millions of yen)	34,210	36,985	35,771	33,113	**30,775**

Sales to Domestic and Foreign Customers
(Based on the location of customers)



2001
2002
2003
2004
2005
(% of total)
100
75
50
25
0
57.9
56.2
56.0
54.6
54.0
11.6
10.7
13.3
16.5
20.1
15.2
16.2
15.8
14.8
15.3
16.9
14.9
14.1
14.1

	2001	2002	2003	2004	2005
Japan (Millions of yen)	137,211	132,248	138,006	148,325	**166,414**
Asia and Other Areas (Millions of yen)	27,537	25,127	32,806	44,668	**61,808**
Europe (Millions of yen)	35,870	38,144	38,789	40,168	**36,430**
North America (Millions of yen)	36,184	39,746	36,692	38,283	**43,520**

Net Income

As net sales expanded, the cost of sales also rose, increasing 10.8% year on year to ¥158,024 million. Because cost of sales grew less than net sales, which increased 13.5%, the gross profit margin improved to 48.7%, up 1.3 percentage points from 47.4% in the previous fiscal year. Selling, general and administrative (SG&A) expenses also rose with the growth in net sales, increasing 7.6% to ¥65,228 million. SG&A expenses as a percentage of net sales, however, declined 1.2 percentage points, from 22.3% to 21.1%, because SG&A expenses rose at a lower pace than the growth rate for net sales.

As a result, operating income increased 24.6% to ¥84,920 million and the operating margin improved by 2.5 percentage points to 27.6%. By quarter, the operating margin was 28.1% in the first quarter, 29.4% in the second quarter, 27.8% in the third quarter and 24.9% in the fourth quarter.

Net income increased 62.2% to ¥64,135 million. This reflected an increase of ¥2,008 million in equity in earnings of associated companies and a significant improvement of ¥3,775 million on foreign exchange gains (losses), from losses of ¥2,900 million in the previous fiscal year to ¥875 million in gains for the fiscal year under review.

During the fiscal year under review, the Company's management decided to close the Kyushu Laboratory in 2005. As a result, the Company incurred a loss of ¥1,264 million on the closure. And the Company also incurred a loss of ¥1,980 million on clarification of soil contamination associated with the closure of other plants.

Net income per share improved by ¥227.88, from ¥350.96, to ¥578.84.

Net sales, operating income and net income for the consolidated fiscal year under review all represented new records as full-year operating results.

Return on assets (ROA) improved by 6.0 percentage points to 20.0%, and return on equity (ROE) improved by 8.0 percentage points to 25.8%. For the consolidated fiscal year under review, the Group increased the annual dividend per share by ¥50 to ¥150.

Operating Income, Ordinary Income and Net Income



2001
2002
2003
2004
2005
(Millions of yen)
100,000
80,000
60,000
40,000
20,000
0

	2001	2002	2003	2004	2005
Operating income (Millions of yen)	45,128	43,898	52,983	68,167	**84,920**
Ordinary income (Millions of yen)	48,184	45,774	50,874	66,554	**89,525**
Net income (Millions of yen)	21,860	23,741	20,038	39,549	**64,135**

Quarterly Profits
1st quarter of 2004 to 4th quarter of 2005



2004-1Q
2004-2Q
2004-3Q
2004-4Q
2005-1Q
2005-2Q
2005-3Q
2005-4Q
(Millions of yen)
25,000
20,000
15,000
10,000
5,000
0

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q
Operating income (Millions of yen)	14,536	16,400	17,679	19,552	**21,082**	**23,047**	**21,652**	**19,139**
Ordinary income (Millions of yen)	14,757	15,638	17,091	19,068	**22,366**	**24,405**	**22,314**	**20,440**
Net income (Millions of yen)	9,795	9,129	10,419	10,206	**16,223**	**16,671**	**16,123**	**15,118**

Profit Ratios



2001
2002
2003
2004
2005
(%)
30
25
20
15
10
5
0

		2001	2002	2003	2004	2005
Operating income ratio (%)	●·····	19.1	18.7	21.5	25.1	**27.6**
Ordinary income ratio (%)	○——	20.3	19.5	20.7	24.5	**29.1**
Return on sales (%)	◎——	9.2	10.1	8.1	14.6	**20.8**

Quarterly Profit Ratios

1st quarter of 2004 to 4th quarter of 2005



2004-1Q
2004-2Q
2004-3Q
2004-4Q
2005-1Q
2005-2Q
2005-3Q
2005-4Q
(%)
35
30
25
20
15
10
5
0

		2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q
Operating income ratio (%)	●·····	22.7	24.2	25.7	27.5	**28.1**	**29.4**	**27.8**	**24.9**
Ordinary income ratio (%)	○——	23.1	23.1	24.9	26.8	**29.8**	**31.1**	**28.7**	**26.6**
Return on sales (%)	◎——	15.3	13.5	15.2	14.4	**21.6**	**21.3**	**20.7**	**19.6**

Profitability



2001
2002
2003
2004
2005
(%)
30
25
20
15
10
5
0

		2001	2002	2003	2004	2005
Return on equity [ROE] (%)	●·····	11.8	11.5	9.0	17.8	**25.8**
Ordinary income/total assets (%)	○——	19.0	16.8	18.4	23.6	**27.9**
Return on assets [ROA] (%)	◎——	8.6	8.7	7.3	14.0	**20.0**

Information Technology (Electro-Optics and Photonics Division)

Net sales in the Electro-Optics division rose 22.6% year on year to ¥165,664 million. In mask blanks for semiconductor production, demand was strong for high-precision products such as phase shift mask blanks in response to steady growth in high-precision products for the semiconductor market. Sales of photomasks for semiconductor production increased as a result of robust demand throughout the year for high-precision products and next-generation products for R&D. In large-scale LCD photomasks, the market grew severe as price reductions were implemented in the market for LCD panels during the second half of the year. With demand for LCD televisions expanding and LCD panel manufacturers continuing to launch new models, however, demand for masks remained strong and net sales were steady, centered on masks for large-scale panels.

In glass disks for HDDs, in addition to steady demand for disks for laptop computers, demand for small-size glass disks for applications such as portable music players expanded strongly. Net sales were also boosted substantially compared to the previous consolidated fiscal year by the addition of the glass disk business of NIPPON SHEET GLASS CO., LTD., which was transferred to Hoya in March 2004. In optical glass products, sales of molded aspheric lenses and other optical lenses fared well, reflecting growth in the digital camera market in the first half of the consolidated fiscal year under review. Although affected greatly by inventory adjustments because of oversupply in the market during the second half, net sales increased year on year for the full year.

Operating income of the Electro-Optics division rose 40.1% to ¥63,290 million. In the first half, conditions of strong demand relative to supply capacity continued for many products, boosting profit margins to very high levels because plant capacity utilization rates were high. Hoya expanded supply capacity in the second half of the year through capital investment, but demand for some products slowed, causing profit margins to erode. Throughout the year, demand for high-value-added products was strong for every product, and the operating margin for the full year increased by 4.7 percentage points to 38.1%.

As indicated in the graph for "Sales Growth and Profitability by Business Segment" ("the graph"), the growth rate for Electro-Optics division net sales was higher than the consolidated average growth rate for net sales of 13.5% (the circle is above the Consolidated Basis line), and the position of the circle shifted right as the operating margin improved from the previous consolidated fiscal year.

By quarter, the operating margin was 38.9% in the first quarter, 40.5% in the second quarter, 37.3% in the third quarter and 35.5% in the fourth quarter.

Hoya increased capital investment in the Electro-Optics division substantially during the fiscal year, boosting investment by 43.7% to ¥31,962 million. Capital investments to construct new plants and enhance existing equipment were made to improve production capacity for products such as large-scale LCD photomasks, glass disks for HDDs and optical lenses.

Net sales for the Photonics division jumped 161.2% to ¥10,749 million. The main factor behind this net sales increase was the transfer of HOYA CANDEO OPTRONICS CORPORATION, which was part of the Electro-Optics division until the end of the previous consolidated fiscal year, to the Photonics division at the start of the consolidated fiscal year under review. At the end of the first quarter of the previous consolidated fiscal year, this company was converted from a company accounted for by the equity method to a consolidated subsidiary.



Electro-Optics Division
(Millions of yen)
(%)
2003
2004
2005
200,000
150,000
100,000
50,000
0
40
20
0

Electro-Optics Division	2003	2004	2005
Net sales (Millions of yen)	111,461	135,071	**165,664**
Operating income (Millions of yen)	34,414	45,170	**63,290**
Operating income ratio* (%)	30.8	33.4	**38.1**
Assets (Millions of yen)	114,877	132,240	**162,638**
Depreciation (Millions of yen)	13,129	13,205	**14,730**
Capital expenditures (Millions of yen)	10,444	22,247	**31,962**

* The operating income ratio above is calculated using net sales plus intersegment sales. Please refer to details on page 64 Segment Information.

Sales Growth and Profitability by Business Segment

Fiscal year ended March 31, 2005 (Compared with the previous fiscal year)



Consolidated Basis
Sales Growth Ratio (%)
Size of circle shows the volume of operating income.
Electro-Optics
Health Care
Vision Care
Consolidated Basis
35
25
15
5
-5
-15
Operating Income Ratio (%) 15
20
25
30
35
40
45

Eye Care (Vision Care Division)

Net sales of the Vision Care division declined 3.3% to ¥94,971 million. In the domestic eyeglass lens market, the prolonged slump appears to have hit bottom, and the trend toward moderate recovery continued, with demand recovering for high-value-added products. Although sharp price competition for low-priced products continued, Hoya increased net sales by emphasizing sales of high-value-added products. In overseas markets, on the other hand, net sales were sharply affected by a sluggish market overall in Germany, the largest market for Hoya in Europe, where sales fell in reaction to increased demand stimulated by reform of the health insurance system in the previous consolidated fiscal year. Under these circumstances, Hoya is pursuing a differentiation strategy by selling high-value-added products such as high-index lenses and highly functioned coatings in both the domestic and overseas markets.

Operating income for the Vision Care division decreased 2.4% to ¥17,079 million, while the operating margin was 18.0%, 0.2 percentage point higher than in the previous consolidated fiscal year. Profitability rose because of measures such as emphasis on high-value-added products and a review of the production organization on a global basis. Although the position of the circle for this division was lower on the graph because net sales declined, affected mainly by the slump in the European market, the circle shifted to the right somewhat because the profit margin rose slightly. By quarter, the operating margin was 17.3% in the first quarter, 17.4% in the second quarter, 20.1% in the third quarter and 17.2% in the fourth quarter.

Capital investment in the Vision Care division decreased by 1.9% to ¥6,787 million. During the consolidated fiscal year under review, Hoya continued to build a global production organization with a focus on optimal production locations.


2003
2004
2005
(Millions of yen)
(%)
100,000
80,000
60,000
40,000
20,000
0
40
20
0

	2003	2004	2005
Net sales (Millions of yen)	94,388	98,203	**94,971**
Operating income (Millions of yen)	15,398	17,496	**17,079**
Operating income ratio* (%)	16.0	17.8	**18.0**
Assets (Millions of yen)	98,077	92,082	**90,765**
Depreciation (Millions of yen)	5,578	5,735	**5,900**
Capital expenditures (Millions of yen)	3,935	6,916	**6,787**

* The operating income ratio above is calculated using net sales plus intersegment sales. Please refer to details on page 64 Segment Information.

Eye Care (Health Care Division)

Net sales for the Health Care division grew 10.7% to ¥31,409 million. In contact lenses, within the context of continued price competition in the market from discount retailers, Hoya sought to increase its attractiveness to customers by aggressively pursuing scrap and build of directly managed Eye City stores, and boosted net sales as a result of offering customer services with a high level of professional expertise and promoting multifocal lenses and other high-value-added products. Net sales for IOLs also expanded strongly, as Hoya continued sales of soft intraocular lenses and began selling yellow lenses and injectors, and aggressively pursued business development not only in the domestic market but also in overseas markets.

Operating income for the Health Care division increased 13.9% to ¥7,141 million. The full year operating margin improved by 0.6 percentage point to 22.7%. In addition to pursuing efficient management, Hoya focused on further expansion of the business and invested aggressively in product development and marketing.

On the graph, the position of the circle has shifted upward to the right side. This shows that the division grew from the perspective of both sales growth and profitability, although it lies slightly below the consolidated average growth rate for net sales of 13.5%. By quarter, the operating margin was 23.8% in the first quarter, 24.6% in the second quarter, 21.9% in the third quarter and 20.6% in the fourth quarter.


2003
2004
2005
(Millions of yen)
(%)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
40
20
0

	2003	2004	2005
Net sales (Millions of yen)	26,717	28,381	**31,409**
Operating income (Millions of yen)	5,089	6,273	**7,141**
Operating income ratio* (%)	19.0	22.1	**22.7**
Assets (Millions of yen)	16,447	18,873	**18,330**
Depreciation (Millions of yen)	571	532	**669**
Capital expenditures (Millions of yen)	426	1,201	**738**

* The operating income ratio above is calculated using net sales plus intersegment sales. Please refer to details on page 64 Segment Information.

Other Businesses (Crystal Division)

Net sales for the Crystal division decreased 15.0% to ¥3,672 million. Corporate demand in this market remained slow, and Hoya is now in the process of reducing its business to an appropriate scale, but the pace of the business restructuring did not match the speed at which net sales declined. As a result, this division again incurred an operating loss, totaling ¥421 million in the consolidated fiscal year under review. For the second consecutive year, the value of noncurrent assets was reduced on the Group's books to a recoverable amount, and the amount of this ¥92 million reduction was recorded as a loss on impairment of long-lived assets.


2003
2004
2005
(Millions of yen)
(%)
8,000
6,000
4,000
2,000
0
-1000
12
6
0
-6
-12

	2003	2004	2005
Net sales (Millions of yen)	6,719	4,322	**3,672**
Operating income (Millions of yen)	-12	-496	**-421**
Operating income ratio* (%)	-0.2	-11.3	**-11.3**
Assets (Millions of yen)	8,409	2,805	**1,900**
Depreciation (Millions of yen)	302	352	**-**
Capital expenditures (Millions of yen)	776	224	**92**

* The operating income ratio above is calculated using net sales plus intersegment sales. Please refer to details on page 64 Segment Information.

Sales Growth and Profitability by Geographical Segment

Fiscal year ended March 31, 2005 (Compared with the previous fiscal year)


Sales Growth Ratio (%)
Size of circle shows the volume of operating income.
Japan
Asia
Europe
North America
Operating Income Ratio (%)
0
5
10
15
20
25
30
35
35
25
15
5
-5
-15

Capital Expenditures


2001
2002
2003
2004
2005
(Millions of yen)
50,000
40,000
30,000
20,000
10,000
0

	2001	2002	2003	2004	2005
Capital expenditures (Millions of yen)	39,673	19,585	15,948	30,659	**40,175**

Research and Development Expenses


(Billions of yen)
12
10
8
6
4
2
0
2001
2002
2003
2004
2005
(%)
4.0
3.0
2.0
1.0
0

	2001	2002	2003	2004	2005
R&D expenses (Billions of yen)	7.3	7.3	8.7	9.8	**10.9**
R&D expenses/net sales (%)	3.1	3.1	3.5	3.6	**3.6**

Group Employees by Region


2001
2002
2003
2004
2005
(% of total)
100
75
50
25
0
27.4
24.7
22.5
16.7
14.2
45.0
48.2
52.4
65.9
71.1
15.4
15.8
14.8
10.1
8.5
12.2
11.3
10.3
7.3
6.2

	2001	2002	2003	2004	2005
Total	12,966	13,311	14,023	18,092	**21,234**
Japan	3,553	3,282	3,150	3,023	**3,007**
Asia	5,838	6,411	7,346	11,925	**15,102**
Europe	2,000	2,102	2,082	1,821	**1,809**
North America	1,575	1,516	1,445	1,323	**1,316**

Financial Position

In terms of assets at the end of the consolidated fiscal year under review, cash and cash equivalents grew 40.3% year on year to ¥112,875 million, and notes and accounts receivable rose 8.2% to ¥75,296 million. These were the major factors behind the large increase in current assets, which grew 20.5% to ¥232,872 million. Because property, plant and equipment increased 21.5% to ¥95,158 million and investments and other assets rose 28.2% to ¥23,452 million, noncurrent assets expanded 22.8% to ¥118,610 million. Total assets increased 21.2%, to ¥351,482 million.

Current liabilities increased 3.7% to ¥70,792 million. This reflected higher accrued expenses and notes and accounts payable, although income taxes payable fell 30.4% to ¥10,023 million. Long-term liabilities rose 1.9% to ¥1,970 million. Total liabilities were ¥72,762 million, up 3.7%.

Retained earnings increased 8.5%, or ¥21,079 million, to ¥268,255 million, reflecting the increase in net income of ¥64,135 million and the decrease of ¥43,056 million comprising dividends paid of ¥12,241 million, retirement of treasury stock of ¥30,702 million, and other items. In addition, foreign currency translation adjustments shrank by ¥6,138 million, and treasury stock declined ¥31,625 million. As a result, total shareholders' equity rose 26.9% to ¥277,889 million. The shareholders' equity ratio increased by 3.6 percentage points, to 79.1%, from 75.5%.

Total Assets, Shareholders' Equity and Shareholders' Equity Ratio



(Millions of yen)
400,000
300,000
200,000
100,000
0
2001
2002
2003
2004
2005
(%)
90
85
80
75
70
65
60

		2001	2002	2003	2004	2005
Total assets (Millions of yen)		267,611	278,068	274,289	289,887	**351,482**
Shareholders' equity (Millions of yen)	▭	195,333	219,180	224,219	218,979	**277,889**
Shareholders' equity ratio (%)	●·····	73.0	78.8	81.7	75.5	**79.1**

Cash Flows

Based on the operating results previously discussed in the paragraphs on "Net Sales" and "Net Income," net cash provided by operating activities decreased by ¥2,744 million to ¥76,000 million. This mainly reflects the fact that income before income taxes and minority interests increased by ¥27,970 million to ¥83,466 million and depreciation and amortization expense increased by ¥1,673 million to ¥21,661 million. Regarding cash used in operating activities, major items included an increase in notes and accounts receivable of ¥5,393 million (¥396 million more than in the previous consolidated fiscal year) an increase in inventories of ¥2,526 million (¥2,748 million more than in the previous consolidated fiscal year) and income taxes paid of ¥23,588 million (¥16,708 million more than in the previous consolidated fiscal year).

Net cash used in investing activities rose by ¥7,185 million to ¥35,524 million. This mainly reflected an increase in purchases of property, plant and equipment, which rose by ¥10,182 million to ¥33,394 million.

Net cash used in financing activities was ¥11,692 million, primarily for payment of dividends, which increased by ¥3,658 million to ¥12,246 million. Because net cash used in financing activities in the previous consolidated fiscal year was ¥42,853 million, which included substantial funds used for a net increase in treasury stock, net cash used in financing activities declined by ¥31,161 million year on year.

As a result of the above, the balance of cash and cash equivalents at the end of the consolidated fiscal year under review increased by ¥32,450 million to ¥112,875 million.

Cash Flows



2001
2002
2003
2004
2005
(Millions of yen)
100,000
80,000
60,000
40,000
20,000
0

	2001	2002	2003	2004	2005
Depreciation, amortization and other (Millions of yen)	32,138	20,105	19,792	25,328	**22,520**
Net income (Millions of yen)	21,860	23,741	20,038	39,549	**64,135**
Cash flows (Millions of yen)	53,998	43,846	39,830	64,877	**86,655**

Note: Depreciation, amortization and other includes depreciation, amortization of goodwill, and loss on impairment of long-lived assets.

Quarterly Cash Flows

1st quarter of 2004 to 4th quarter of 2005



2004-1Q
2004-2Q
2004-3Q
2004-4Q
2005-1Q
2005-2Q
2005-3Q
2005-4Q
(Millions of yen)
25,000
20,000
15,000
10,000
5,000
0

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q
Depreciation, amortization and other (Millions of yen)	4,645	5,018	5,027	10,638	**4,928**	**5,252**	**5,368**	**6,972**
Net income (Millions of yen)	9,795	9,129	10,419	10,206	**16,223**	**16,671**	**16,123**	**15,118**
Cash flows (Millions of yen)	14,440	14,147	15,446	20,844	**21,151**	**21,923**	**21,491**	**22,090**

Note: Depreciation, amortization and other includes depreciation, amortization of goodwill, and loss on impairment of long-lived assets.

Stock Price Data



(Times)
100
80
60
40
20
0
2001
2002
2003
2004
2005
(Yen)
12,000
10,000
8,000
6,000
4,000
2,000
0

	2001	2002	2003	2004	2005
Price earnings ratio (Times)	43.73	44.50	41.79	28.92	**20.39**
Price cash flow ratio (Times)	17.55	23.94	20.83	17.61	**15.07**
Price book value ratio (Times)	4.86	4.79	3.68	5.16	**4.73**
Stock price at fiscal year-end (Yen)	8,160	9,040	7,150	10,150	**11,800**

Common Stock Price Range and Trading Volume



Stock price (Yen)
15,000
10,000
5,000
0
FY2004
FY2005
Trading volume
(Thousands of shares)
25,000
20,000
15,000
10,000
5,000
0
4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 (Month)

Dividend Per Share



2001
2002
2003
2004
2005
(Yen)
150
100
50
0

	2001	2002	2003	2004	2005
Period-end dividend (Yen)	30.00	25.00	25.00	50.00	**90.00**
Interim dividend (Yen)	20.00	25.00	25.00	50.00	**60.00**
Total dividend (Yen)	50.00	50.00	50.00	100.00	**150.00**

Business Risk

The main items believed to be potential risk factors for development of the businesses of the Hoya Group are described below. Matters concerning forward-looking activities included in these statements are based on information evaluated by Hoya's management as of the date these materials were prepared.

Fluctuation of Exchange Rates

As the Hoya Group develops its business on a global scale, if the currencies of those countries in which the Hoya Group has major manufacturing operations appreciate, export prices of its products would rise, which would incur an increase in costs on a consolidated basis. If the currencies of those countries in which the Hoya Group has major sales operations depreciate, it would bring about a decrease in sales.

Influence of International Situations

At present, the situation in some countries, is extremely tense. Hereafter, in the event that movement of people, goods or money were restrained extraordinarily in a certain region, or if certain unexpected events took place in those countries in which the Hoya Group has business operations—including changes in the political, economic or legal environments, labor shortages, strikes, or natural calamities, etc.—certain problems may arise in the execution of business operations.

Our Business as in Production Goods

Every part of the Electro-Optics products range, which constitutes a major portion of the Hoya Group revenue, involves intermediate production goods, components or materials. Therefore, growth of the business thereof is affected substantially by the market conditions of such products as semiconductors, LCD panels and HDDs that are manufactured utilizing the Hoya Group products, and by that of personal computers and home appliances, etc. that are manufactured utilizing the resultant products.

Emergence of Discounters and Lowering of Prices in the Consumer Goods Sector

In recent years in the eyeglass and contact lens markets, discount shops of an unprecedented type have emerged and brought about a lowering of prices. If the influence of such discount shops swells to an extent that cannot be absorbed by the Hoya Group's cost reduction efforts and strategies for adding high value both in Japan and abroad, the business results and financial condition of the Hoya Group might be adversely affected.

Competence for Developing New Products

In the industrial sector to which the Hoya Group belongs, technological advances are swift and the Hoya Group strives at all times to develop state-of-the-art technologies. However, if the Hoya Group fails to sufficiently predict changes in the sector and markets or to develop new products that meet customer needs in time, the business results and financial condition of the Hoya Group might be adversely affected.

Competition

The Hoya Group, which has the top market share for its many products in their respective sectors, is constantly exposed to relentless competition. There is no guarantee that the Hoya Group can maintain its overwhelming market share and compete efficiently in future. If customers shift allegiance due to cost pressures or inefficiency of Hoya's competitiveness, the business results and financial condition of the Hoya Group might be adversely affected.

Production Capacity

At present, the Hoya Group reinforces its production capacity so as to meet orders that exceed existing production capacity in multiple business areas. However, if the setting up of such capacity were delayed for any reason, it would affect not only the Hoya Group's results but also the production and sales plans of its customers, which might bring about increased market share for its competitors, etc., and adversely affect the business results and financial condition of the Hoya Group.

New Business

New business is important for future growth. In the event that no promising new business is developed, the growth of the Hoya Group might not be achieved as planned. Besides, the Hoya Group may carry out mergers and acquisitions as a part of its business strategy. If unexpected obstacles emerge after such acquisition and unscheduled time and costs are required, the business results and financial condition of the Hoya Group might be adversely affected.

Consolidated Balance Sheets

Hoya Corporation and Subsidiaries
March 31, 2005 and 2004

ASSETS	Millions of Yen 2005	Millions of Yen 2004	Thousands of U.S. Dollars (Note 1) 2005
CURRENT ASSETS:			
Cash and cash equivalents	¥ 112,875	¥ 80,425	$ 1,054,906
Notes and accounts receivable:			
Associated companies (Note 14)	145	163	1,355
Other—trade	73,562	67,174	687,495
Other	2,825	3,608	26,402
Allowance for doubtful receivables	(1,236)	(1,347)	(11,551)
Inventories (Note 5)	36,165	32,878	337,991
Deferred tax assets (Note 11)	6,501	7,066	60,757
Prepaid expenses and other current assets (Note 14)	2,035	3,312	19,019
Total current assets	232,872	193,279	2,176,374
PROPERTY, PLANT AND EQUIPMENT (Note 6):			
Land	8,937	9,219	83,523
Buildings and structures	56,916	53,353	531,925
Machinery and vehicles	165,885	140,876	1,550,327
Furniture and equipment	22,858	20,421	213,626
Construction in progress	6,907	5,276	64,552
Total	261,503	229,145	2,443,953
Accumulated depreciation	(166,345)	(150,826)	(1,554,626)
Net property, plant and equipment	95,158	78,319	889,327
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 4)	897	849	8,383
Investments in and advances to associated companies (Note 7)	9,486	5,701	88,654
Goodwill	1,336	1,358	12,486
Software	3,101	2,645	28,981
Rental deposits	2,633	2,482	24,608
Deferred charges	322	162	3,010
Deferred tax assets (Note 11)	3,098	3,012	28,953
Other assets	2,881	2,568	26,925
Allowance for doubtful receivables	(302)	(488)	(2,822)
Total investments and other assets	23,452	18,289	219,178
TOTAL	¥ 351,482	¥ 289,887	$ 3,284,879

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2005	Millions of Yen 2004	Thousands of U.S. Dollars (Note 1) 2005
CURRENT LIABILITIES:			
Short-term bank loans (Note 8)	¥ 195	¥ 336	$ 1,822
Current portion of long-term bank loans (Note 8)		151	
Notes and accounts payable:			
Associated companies (Note 14)	42	24	393
Other—trade	24,411	25,747	228,140
Construction and other	15,289	10,016	142,888
Income taxes payable	10,023	14,398	93,673
Accrued bonuses to employees	3,917	3,723	36,608
Accrued expenses	14,162	12,641	132,355
Other current liabilities	2,753	1,216	25,729
Total current liabilities	70,792	68,252	661,608
LONG-TERM LIABILITIES:			
Reserve for periodic repairs	542	358	5,065
Other long-term liabilities	1,428	1,576	13,346
Total long-term liabilities	1,970	1,934	18,411
MINORITY INTERESTS	831	722	7,766
CONTINGENT LIABILITIES (Notes 13, 15 and 16)			
SHAREHOLDERS' EQUITY (Notes 10 and 18):			
Common stock—authorized, 316,224,600 shares in 2005 and 320,000,000 shares in 2004; issued, 112,349,005 shares in 2005 and 116,124,405 shares in 2004	6,264	6,264	58,542
Capital surplus	15,899	15,899	148,589
Retained earnings	268,255	247,176	2,507,056
Net unrealized gain (loss) on available-for-sale securities	38	(30)	355
Foreign currency translation adjustments	(4,688)	(10,826)	(43,813)
Treasury stock—at cost, 967,762 shares in 2005 and 4,857,867 shares in 2004	(7,879)	(39,504)	(73,635)
Total shareholders' equity	277,889	218,979	2,597,094
TOTAL	¥351,482	¥289,887	$3,284,879

Consolidated Statements of Income

Hoya Corporation and Subsidiaries
Years Ended March 31, 2005, 2004 and 2003

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2005	2004	2003	**2005**
NET SALES (Note 14)	**¥308,172**	¥271,444	¥246,293	**$2,880,112**
COST OF SALES (Notes 9, 12, 13 and 14)	**158,024**	142,683	133,275	**1,476,860**
Gross profit	**150,148**	128,761	113,018	**1,403,252**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Notes 9, 12, 13 and 14)	**65,228**	60,594	60,035	**609,607**
Operating income	**84,920**	68,167	52,983	**793,645**
OTHER INCOME (EXPENSES) (Note 14):				
Interest and dividend income	**1,022**	558	624	**9,551**
Interest expense	**(87)**	(189)	(374)	**(813)**
Foreign exchange gains (losses)—net	**875**	(2,900)	(1,252)	**8,178**
Equity in earnings of associated companies	**3,708**	1,700	418	**34,654**
Loss on clarification of soil contamination	**(1,980)**			**(18,505)**
Loss on closure of plant in the fiscal year	**(1,264)**			**(11,813)**
Loss on disposal of property, plant and equipment	**(948)**	(1,900)	(1,947)	**(8,860)**
Loss on impairment of long-lived assets (Note 6)	**(859)**	(2,040)		**(8,028)**
Additional retirement benefits paid to employees (Note 9)	**(843)**	(1,090)	(3,691)	**(7,878)**
Gain on sales of property, plant and equipment and other assets	**195**	523	725	**1,822**
Gain on transfer of business (Note 3)			488	
Loss on write-down of investment securities		(619)	(111)	
Amortization of goodwill		(3,300)		
Additional expense incurred to dissolve the contributory funded pension plan (Note 9)		(888)	(14,949)	
Additional expense incurred to abolish the unfunded retirement benefit plan (Note 9)			(351)	
Other expenses—net	**(1,273)**	(2,526)	(3,820)	**(11,897)**
Other expenses—net	**(1,454)**	(12,671)	(24,240)	**(13,589)**
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**83,466**	55,496	28,743	**780,056**
INCOME TAXES (Note 11):				
Current	**18,690**	18,574	5,648	**174,673**
Deferred	**532**	(2,775)	3,029	**4,972**
Total income taxes	**19,222**	15,799	8,677	**179,645**
MINORITY INTERESTS IN NET INCOME	**(109)**	(148)	(28)	**(1,018)**
NET INCOME	**¥ 64,135**	¥ 39,549	¥ 20,038	**$ 599,393**

	Yen			U.S. Dollars
	2005	2004	2003	**2005**
PER SHARE OF COMMON STOCK (Notes 2.p and 17):				
Basic net income	**¥578.84**	¥350.96	¥171.10	**$5.41**
Diluted net income	**577.52**	350.56	171.08	**5.40**
Cash dividends applicable to the year	**150.00**	100.00	50.00	**1.40**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Hoya Corporation and Subsidiaries
Years Ended March 31, 2005, 2004 and 2003

		Millions of Yen					
	Outstanding Number of Shares of Common Stock	Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-Sale Securities	Foreign Currency Translation Adjustments	Treasury Stock
BALANCE, APRIL 1, 2002	116,122,346	¥6,264	¥15,899	¥202,255	¥110	¥(5,331)	¥ (17)
Adjustment of retained earnings for merger of unconsolidated subsidiaries (Note 3)				(66)			
Net income				20,038			
Appropriations:							
Cash dividends, ¥50.00 per share				(5,806)			
Bonuses to directors				(149)			
Repurchase of treasury stock	(948,991)						(7,036)
Net decrease in unrealized gain on available-for-sale securities					(95)		
Net decrease in foreign currency translation adjustments						(1,847)	
BALANCE, MARCH 31, 2003	115,173,355	6,264	15,899	216,272	15	(7,178)	(7,053)
Net income				39,549			
Appropriations:							
Cash dividends, ¥75.00 per share				(8,440)			
Bonuses to directors				(169)			
Repurchase of treasury stock	(3,962,711)						(32,905)
Disposal of treasury stock	55,894			(36)			454
Net decrease in unrealized gain on available-for-sale securities					(45)		
Net decrease in foreign currency translation adjustments						(3,648)	
BALANCE, MARCH 31, 2004	111,266,538	6,264	15,899	247,176	(30)	(10,826)	(39,504)
Net income				**64,135**			
Appropriations:							
Cash dividends, ¥110.00 per share				**(12,241)**			
Bonuses to directors				**(63)**			
Repurchase of treasury stock	**(3,437)**						**(38)**
Disposal of treasury stock	**118,142**			**(50)**			**961**
Retirement of treasury stock				**(30,702)**			**30,702**
Net increase in unrealized gain on available-for-sale securities					**68**		
Net increase in foreign currency translation adjustments						**6,138**	
BALANCE, MARCH 31, 2005	**111,381,243**	**¥6,264**	**¥15,899**	**¥268,255**	**¥ 38**	**¥(4,688)**	**¥ (7,879)**

	Thousands of U.S. Dollars (Note 1)					
	Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-Sale Securities	Foreign Currency Translation Adjustments	Treasury Stock
BALANCE, MARCH 31, 2004	$58,542	$148,589	$2,310,056	$(280)	$(101,178)	$(369,196)
Net income			**599,393**			
Appropriations:						
Cash dividends, $1.03 per share			**(114,402)**			
Bonuses to directors			**(589)**			
Repurchase of treasury stock						**(355)**
Disposal of treasury stock			**(467)**			**8,981**
Retirement of treasury stock			**(286,935)**			**286,935**
Net increase in unrealized gain on available-for-sale securities				**635**		
Net increase in foreign currency translation adjustments					**57,365**	
BALANCE, MARCH 31, 2005	**$58,542**	**$148,589**	**$2,507,056**	**$ 355**	**$ (43,813)**	**$ (73,635)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Hoya Corporation and Subsidiaries
Years Ended March 31, 2005, 2004 and 2003

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2005	2004	2003	2005
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	¥ 83,466	¥ 55,496	¥ 28,743	$ 780,056
Adjustments for:				
Income taxes—paid	(23,588)	(6,880)	(11,509)	(220,449)
Income taxes—refunded	330	3,900		3,084
Depreciation and amortization	21,661	19,988	19,792	202,439
Amortization of goodwill		3,300		
Reversal of allowance for doubtful receivables	(345)	(1,169)	(6)	(3,224)
Provision for (reversal of) accrued bonuses to employees	194	191	(360)	1,813
Reversal of accrued retirement benefits		(293)	(7,256)	
Provision for (reversal of) reserve for periodic repairs	185	94	(367)	1,729
Loss on write-down of investment securities		619	111	
Gain on sales of property, plant and equipment and other assets	(195)	(523)	(725)	(1,822)
Loss on disposal of property, plant and equipment	948	1,900	1,947	8,860
Loss on impairment of long-lived assets	859	2,040		8,028
Foreign exchange loss (gain)	(233)	1,209	706	(2,178)
Bonuses to directors	(63)	(169)	(150)	(589)
Equity in earnings of associated companies	(3,708)	(1,700)	(418)	(34,654)
Gain on transfer of business			(488)	
Other	554	507	740	5,178
Changes in assets and liabilities:				
Decrease (increase) in notes and accounts receivable	(5,393)	(4,997)	628	(50,402)
Decrease (increase) in inventories	(2,526)	222	3,208	(23,607)
Decrease (increase) in interest and dividends receivable	(64)	101	(80)	(598)
Decrease (increase) in other current assets	2,428	(1,961)	2,060	22,691
Increase (decrease) in notes and accounts payable	(1,629)	5,116	555	(15,224)
Increase (decrease) in interest payable	(23)	34	12	(215)
Increase in other current liabilities	3,142	1,719	1,247	29,364
Total adjustments	(7,466)	23,248	9,647	(69,776)
Net cash provided by operating activities	76,000	78,744	38,390	710,280
INVESTING ACTIVITIES:				
Proceeds from sales of investment securities		102	321	
Purchases of investment securities	(10)	(379)	(346)	(93)
Proceeds from sales of property, plant and equipment	541	814	2,254	5,056
Purchases of property, plant and equipment	(33,394)	(23,212)	(14,213)	(312,093)
Collection of loans	211	2,169	111	1,972
Payment of loans	(97)	(2,475)	(216)	(907)
Purchase of goodwill		(3,300)		
Proceeds from transfer of business			894	
Decrease in other assets	321	660	452	3,000
Increase in other assets	(3,096)	(2,718)	(2,840)	(28,935)
Net cash used in investing activities	(35,524)	(28,339)	(13,583)	(332,000)
FINANCING ACTIVITIES:				
Net decrease in short-term bank loans	(158)	(1,738)	(1,265)	(1,477)
Repayments of long-term bank loans	(161)	(44)	(434)	(1,505)
Proceeds from sales of treasury stock	911	419		8,514
Payments for purchases of treasury stock	(38)	(32,921)	(7,036)	(355)
Dividends paid	(12,246)	(8,588)	(5,813)	(114,448)
Other		19		
Net cash used in financing activities	(11,692)	(42,853)	(14,548)	(109,271)

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2005	2004	2003	**2005**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**¥ 28,784**	¥ 7,552	¥ 10,259	**$ 269,009**
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARY AT THE DATE OF CHANGE		378		
CASH AND CASH EQUIVALENTS INCREASED BY MERGED UNCONSOLIDATED SUBSIDIARIES			41	
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	**3,666**	(3,199)	(927)	**34,261**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**80,425**	75,694	66,321	**751,636**
CASH AND CASH EQUIVALENTS, END OF YEAR	**¥112,875**	¥ 80,425	¥ 75,694	**$1,054,906**
NON-CASH INVESTING AND FINANCING ACTIVITIES:				
Retirement of treasury stock	**¥ 30,702**			**$ 286,935**
Increase in assets and liabilities due to consolidation of a subsidiary previously unconsolidated (Note 3):				
Assets (primarily accounts receivable, inventory and property)		¥ 2,607		
Liabilities (primarily trade payables)		(870)		
Increase in assets and liabilities due to merger of unconsolidated subsidiaries (Note 3):				
Assets (primarily inventory and property)			¥ 82	
Liabilities (primarily trade payables)			(37)	
Decrease in assets and liabilities due to transfer of business (Note 3):				
Assets (primarily property and rental deposits)			434	
Liabilities (primarily deposit received)			(28)	

See notes to consolidated financial statements.

No. 1 BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Hoya Corporation (the "Company") is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥107 to U.S.$1, the approximate rate of exchange at March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Certain reclassifications have been made in the 2004 and 2003 consolidated financial statements to conform to the classifications used in 2005. These reclassifications had no effect on previously reported net income.

No. 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Consolidation—The consolidated financial statements as of March 31, 2005 include the accounts of the Company and its 58 (55 in 2004 and 52 in 2003) subsidiaries (together, the "Group").

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investment in one (one in 2004 and two in 2003) associated company in 2005 is accounted for by the equity method. Investments in the remaining associated companies are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The differences between the cost and underlying net equity of investment in consolidated subsidiaries and associated companies accounted for by the equity method are charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profits included in assets resulting from transactions within the Group are eliminated.

b. Cash Equivalents—Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits, certificate of deposits, commercial paper and mutual funds investing in bonds, all of which mature or become due within three months of the date of acquisition.

c. Inventories—Inventories are primarily stated at cost, determined principally by the average method.

d. Investment Securities—Investment securities are classified either as marketable available-for-sale securities or non-marketable available-for-sale securities. Marketable available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

e. Property, Plant and Equipment—Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment of the Company and its domestic subsidiaries is computed substantially by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is applied to buildings of the Company and its domestic subsidiaries, and to main property, plant and equipment of consolidated foreign subsidiaries. The net book value of tangible fixed assets depreciated by the straight-line method was approximately 56.3% of total tangible fixed assets in 2005, 45.1% in 2004 and 44.6% in 2003. The ranges of useful lives are from 10 to 50 years for buildings and structures and from 5 to 10 years for machinery and vehicles.

f. Long-Lived Assets—In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan ("ASB") issued ASB Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Group adopted the new accounting standard for impairment of fixed assets for the year ended March 31, 2004.

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The effect of adoption of the new accounting standard for impairment of fixed assets was to decrease income before income taxes and minority interests for the years ended March 31, 2005 and 2004 by ¥859 million ($8,028 thousand) and ¥2,040 million, respectively.

g. Intangible Assets—Intangible assets are carried at cost less accumulated amortization, which is calculated by the straight-line method. Amortization of software is calculated by the straight-line method over 5 years. Goodwill recognized under the Japanese Commercial Code (the "Code") is fully charged to income when incurred.

h. Retirement Benefits—The Company and certain subsidiaries had a contributory funded pension plan and an unfunded retirement benefit plan which covered substantially all of their employees.

Effective April 1, 2000, the Company and domestic subsidiaries adopted a new accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The transitional obligation of ¥3,166 million, determined as of April 1, 2000, was being amortized over 15 years and presented as other expense in the consolidated statements of income.

For the year ended March 31, 2003, the contributory funded pension plan was dissolved and the unfunded retirement benefit plan was abolished. The remaining balance of transitional obligation at the dissolution of the contributory funded pension plan and the abolishment of the unfunded retirement benefit plan was charged to income.

The annual provision for accrued retirement benefits for directors and corporate auditors of the Company and its domestic subsidiaries was also calculated to state the liability at the amount that would be required if all directors and corporate auditors retired at each balance sheet date. The provisions for the retirement benefits are not funded.

For the year ended March 31, 2004, the Company and its domestic subsidiaries abolished the retirement benefit plan for directors and corporate auditors.

i. Research and Development Expenses—Research and development expenses are charged to income when incurred.

j. Leases—All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

k. Income Taxes—The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

l. Appropriations of Retained Earnings—Appropriations of retained earnings at each year end are reflected in the consolidated financial statements for the following year upon shareholders' approval or resolution of the Board of Directors.

m. Foreign Currency Transactions—All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income to the extent that they are not hedged by forward exchange contracts.

n. Foreign Currency Financial Statements—The balance sheet accounts of the consolidated overseas subsidiaries and associated companies are translated into Japanese yen at the current exchange rates as of the balance sheet dates except for shareholders' equity, which is translated at historical exchange rates.

Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

Revenue and expense accounts of the consolidated overseas subsidiaries and associated companies are translated into Japanese yen at the monthly average exchange rates.

o. Derivatives and Hedging Activities—The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign currency exchange rates. Foreign exchange forward contracts are utilized by the Group to reduce foreign currency exchange risks. The Group does not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: (a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the statements of income and (b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign exchange forward contracts employed to hedge foreign currency exchange rate exposures for export sales are measured at the fair value and the unrealized gains/losses are recognized in income. Forward contracts applied for forecasted (or committed) transactions are also measured at the fair value but the unrealized gains/losses are deferred until the underlying transactions are completed.

Long-term debt denominated in foreign currencies for which foreign exchange forward contracts are used to hedge the foreign currency fluctuations are translated at the contracted rate if the forward contracts qualify for hedge accounting.

Interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements is recognized and included in interest expense or income.

p. Per Share Information—Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if the outstanding stock options were exercised into common stock. Diluted net income per share of common stock assumes full exercise of the outstanding stock options at the beginning of the year (or at the time of grant).

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

No. 3 REORGANIZATION

(1) Reorganization of Subsidiaries

On June 30, 2003, the Company acquired the voting rights of Hoya Candeo Optronics Corporation to become a consolidated subsidiary, which had been accounted for by the equity method.

(2) Merger of the Company with Subsidiaries

On March 1, 2003, the Company merged with Hoya Techno Process Corporation and two other companies, which had been wholly owned unconsolidated subsidiaries of the Company.

(3) Transfer of Business

On March 31, 2003, a part of the hearing aid business in the eye care field was transferred to a third party.

No. 4 INVESTMENT SECURITIES

Investment securities as of March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Marketable equity securities	**¥309**	¥230	**$2,888**
Non-marketable equity securities	**588**	619	**5,495**
Total	**¥897**	¥849	**$8,383**

The carrying amounts and aggregate fair values of marketable equity securities at March 31, 2005 and 2004 were as follows:

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
March 31, 2005:				
Available-for-sale—Equity securities	**¥160**	**¥149**		**¥309**
March 31, 2004:				
Available-for-sale—Equity securities	160	70		230

	Thousands of U.S. Dollars			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
March 31, 2005				
Available-for-sale—Equity securities	**$1,495**	**$1,393**		**$2,888**

Available-for-sale securities whose fair value was not readily determinable as of March 31, 2005 and 2004 were as follows:

	Carrying Amount		
	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Equity securities	**¥274**	¥274	**$2,561**
Investment to limited partnership and others	**314**	345	**2,934**
Total	**¥588**	¥619	**$5,495**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2004 and 2003 were ¥102 million and ¥321 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥59 million and zero, respectively, for the year ended March 31, 2004 and ¥109 million and ¥7 million, respectively, for the year ended March 31, 2003.

No.5 INVENTORIES

Inventories at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Finished products and merchandise	**¥14,623**	¥14,088	**$136,664**
Semi-finished products and work in process	**8,084**	7,357	**75,551**
Raw materials	**6,198**	5,347	**57,925**
Supplies	**7,260**	6,086	**67,851**
Total	**¥36,165**	¥32,878	**$337,991**

No.6 LONG-LIVED ASSETS

The Group reviewed its long-lived assets for impairment as of the years ended March 31, 2005 and 2004. As a result, the Group recognized impairment losses of ¥92 million ($860 thousand) and ¥2,040 million for the years ended March 31, 2005 and 2004, respectively, as other expense for a decline in value of the property and other of the Musashi Plant and other in the Crystal division due to a continuous operating loss of that unit. The carrying amount of the relevant machinery was written down to the recoverable amount. The recoverable amount of that machinery group was measured at its value in use and the discount rate used for computation of the present value of future cash flows was 5%.

The Group also recognized an impairment loss of ¥767 million ($7,168 thousand) for the year ended March 31, 2005 as other expense for a decline in value of the land and other of the Maebashi Plant in the Photonics division due to the plant closure. The carrying amount of the relevant property, plant and equipment was written down to the recoverable amount. The recoverable amount of that property, plant and equipment group was measured based on the land tax assessment for land and net realizable value for others.

No.7 INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES

Investments in and advances to associated companies at March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Investments	**¥9,486**	¥5,689	**$88,654**
Advances (Long-term loan receivable)		12	
Total	**¥9,486**	¥5,701	**$88,654**

No. 8 SHORT-TERM BANK LOANS AND LONG-TERM BANK LOANS

Short-term bank loans at March 31, 2005 and 2004 consisted of notes to banks and bank overdrafts. The annual interest rates applicable to the short-term bank loans were 4.70% at March 31, 2005 and ranged from 2.70% to 4.98% at March 31, 2004.

Long-term debt at March 31, 2004 consisted of the following:

	Millions of Yen
	2004
1.54% unsecured yen-denominated loans, due through 2005	¥ 150
Other loans	1
Total	151
Less current portion	(151)
Long-term bank loans, less current portion	

No. 9 RETIREMENT BENEFITS AND PENSION PLANS

The Company and certain domestic subsidiaries had two types of pension plans for employees; an unfunded retirement benefit plan and a contributory funded pension plan. The Company and certain domestic subsidiaries had retirement benefit plans for directors and corporate auditors.

For the year ended March 31, 2003, the contributory funded pension plan was dissolved and the unfunded retirement benefit plan was abolished.

The components of net periodic benefit costs for the years ended March 31, 2005, 2004 and 2003 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	**2005**
Service cost			¥ 1,695	
Interest cost			1,234	
Expected return on plan assets			(1,523)	
Amortization of prior service cost			(122)	
Recognized actuarial loss			1,781	
Amortization of transitional obligation			(157)	
Total			2,908	
Additional expense incurred to dissolve the contributory funded pension plan		¥ 888	14,949	
Additional expense incurred to abolish the unfunded retirement benefit plan			351	
Additional retirement benefits paid to employees	**¥843**	1,090	3,691	**$7,878**
Net periodic benefit costs	**¥843**	¥1,978	¥21,899	**$7,878**

Additional expenses incurred to dissolve the contributory funded pension plan were loss incurred on the dissolution of the plan for the year ended March 31, 2004 and the remaining liability exceeding liability for retirement benefit at the dissolution of the plan for the year ended March 31, 2003.

Additional expense incurred to abolish the unfunded retirement benefit plan was equal to the difference between retirement benefits paid to employees due to abolishment and the recorded liability for retirement benefits.

Assumptions used for the year ended March 31, 2003 were set forth as follows:

	2003
Expected rate of return on plan assets	5.5%
Amortization period of prior service cost	12 years
Recognition period of actuarial gain/loss	12 years
Amortization period of transitional obligation	15 years

Remaining balances of prior service cost, actuarial gain/loss and transitional obligation were charged to income when the contributory funded pension plan was dissolved and the unfunded retirement benefit plan was abolished in the year ended March 31, 2003.

Accrued retirement benefits for directors and corporate auditors of the Company and its domestic subsidiaries were paid subject to approval of the shareholders in accordance with the Code. The Company and its domestic subsidiaries abolished the retirement benefit plan for directors and corporate auditors for the year ended March 31, 2004.

No. 10 SHAREHOLDERS' EQUITY

Japanese companies are subject to the Code.

The Code requires that all shares of common stock are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to repurchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the shareholders meeting.

The amount of retained earnings available for dividends under the Code was ¥135,550 million ($1,266,822 thousand) as of March 31, 2005, based on the amount recorded in the Company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

The general shareholders meeting held in June 2003 approved the introduction of the Committees System stipulated in the Code. Before the Committees System was introduced, dividends had been approved by the general shareholders meeting held subsequent to the fiscal year to which the dividends were applicable. After introducing the Committees System, dividends may be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On June 18, 2004, June 20, 2003 and June 21, 2002, the Company's shareholders approved a stock option plan for the Group's directors and key employees. Under the plan, 1,076 thousand options were granted to them to purchase shares of the Company's common stock during the exercise period from October 1, 2005 to September 30, 2009, from October 1, 2004 to September 30, 2008 or from October 1, 2003 to September 30, 2007. The options were granted at exercise prices of ¥10,850, ¥9,750, ¥6,690 or ¥7,670.

No. 11 INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.4% for the year ended March 31, 2005 and 41.7% for the years ended March 31, 2004 and 2003.

On March 31, 2003, a tax reform law was enacted in Japan which changed the normal effective statutory tax rate from approximately 41.7% to 40.4%, effective for years beginning April 1, 2004. The effect of this change on deferred taxes in the consolidated statements of income for the year ended March 31, 2003 was a decrease of approximately ¥94 million.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Current:			
Deferred tax assets:			
Inventories—intercompany unrealized profits	**¥1,711**	¥1,604	**$15,991**
Accrued bonuses to employees	**1,529**	1,410	**14,290**
Accrued enterprise taxes	**692**	1,201	**6,467**
Accrued expenses	**498**	171	**4,654**
Inventories—loss on write-down	**455**		**4,252**
Amortization of goodwill	**285**	1,493	**2,664**
Other	**1,331**	1,187	**12,439**
Total	**¥6,501**	¥7,066	**$60,757**
Non-current:			
Deferred tax assets:			
Amortization of goodwill and property, plant and equipment	**¥1,876**	¥2,069	**$17,533**
Loss on impairment of long-lived assets	**862**	824	**8,056**
Loss on closure of plant in the fiscal year	**510**		**4,766**
Allowance for doubtful receivables	**117**	182	**1,093**
Other	**624**	859	**5,832**
Total	**3,989**	3,934	**37,280**
Deferred tax liabilities:			
Reserves for special depreciation and other	**700**	756	**6,542**
Other	**191**	166	**1,785**
Total	**891**	922	**8,327**
Net deferred tax assets	**¥3,098**	¥3,012	**$28,953**

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2005, 2004 and 2003 was as follows:

	2005	2004	2003
Normal effective statutory tax rate	**40.4%**	41.7%	41.7%
Lower income tax rates applicable to income in certain foreign countries	**(13.8)**	(12.4)	(13.5)
Expenses not permanently deductible for income tax purposes	**0.4**	0.7	0.6
Per capita portion	**0.1**	0.2	0.4
Non-taxable dividend income	**(2.6)**	(2.1)	(2.1)
Intercompany cash dividend and transactions	**0.8**	1.6	2.1
Equity in earnings of associated companies	**(1.8)**	(1.2)	(0.6)
Special tax credit on experiment and research expenses	**(0.8)**	(1.1)	
Adjustments of deferred tax assets and liabilities due to change the normal effective statutory tax rate			0.3
Other—net	**0.3**	1.1	1.3
Actual effective tax rate	**23.0%**	28.5%	30.2%

No. 12 RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses charged to income for the years ended March 31, 2005, 2004 and 2003 were ¥10,957 million ($102,402 thousand), ¥9,847 million and ¥8,681 million, respectively.

No. 13 LEASES

The Group leases certain machinery, computer equipment, office space and other assets. Total rental expenses including lease payments for the years ended March 31, 2005, 2004 and 2003 were ¥5,802 million ($54,224 thousand), ¥6,748 million and ¥7,967 million, respectively. For the year ended March 31, 2004, the Group recorded an impairment loss of ¥276 million on certain leased property held under finance leases that do not transfer ownership and an allowance for impairment loss on leased property, which is included in current liabilities.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, accumulated impairment loss, obligation under finance lease and depreciation expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2005 and 2004 was as follows:

	Millions of Yen						Thousands of U.S. Dollars		
	2005			2004			**2005**		
	Machinery and Vehicles	Furniture and Equipment	Total	Machinery and Vehicles	Furniture and Equipment	Total	Machinery and Vehicles	Furniture and Equipment	Total
Acquisition cost	**¥3,796**	**¥2,409**	**¥6,205**	¥4,064	¥3,277	¥7,341	**$35,477**	**$22,514**	**$57,991**
Accumulated depreciation	**2,191**	**1,667**	**3,858**	2,037	2,201	4,238	**20,477**	**15,579**	**36,056**
Accumulated impairment loss		**203**	**203**		276	276		**1,897**	**1,897**
Net leased property	**¥1,605**	**¥ 539**	**¥2,144**	¥2,027	¥ 800	¥2,827	**$15,000**	**$ 5,038**	**$20,038**

The imputed interest expense portion as lessee is included in the above acquisition cost.

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Due within one year	**¥ 786**	¥ 962	**$ 7,346**
Due after one year	**1,358**	1,865	**12,692**
Total	**¥2,144**	¥2,827	**$20,038**

Allowance for impairment loss on leased property of ¥170 million ($1,589 thousand) and ¥276 million as of March 31, 2005 and 2004 is not included in obligations under finance leases.

Depreciation expense and other information under finance leases:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	**2005**
Depreciation expense	**¥959**	¥1,297	¥1,344	**$8,963**
Lease payments	**959**	1,297	1,344	**8,963**
Reversal of allowance for impairment loss on leased property	**105**			**981**
Impairment loss		276		

The imputed interest expense portion as lessee is included in the above obligations under finance leases.

No. 14 RELATED PARTY TRANSACTIONS

Transactions of the Group with associated companies for the years ended March 31, 2005, 2004 and 2003 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	**2005**
Sales	**¥433**	¥436	¥530	**$4,047**
Purchases	**301**	37	337	**2,813**
Other income—net	**170**	115	109	**1,589**

The balances due to or from these associated companies at March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Notes and accounts receivable	**¥145**	¥163	**$1,355**
Prepaid expenses and other current assets		1	
Notes and accounts payable	**42**	24	**393**

Transactions of the Group with a director, his immediate family and two related companies as of and for the years ended March 31, 2004 and 2003 were as follows:

	Millions of Yen	
	2004	2003
Selling, general and administrative expenses	¥1	¥7

No. 15 CONTINGENT LIABILITIES

At March 31, 2005, the Group had the following contingent liabilities:

	Millions of Yen	Thousands of U.S. Dollars
	2005	2005
Guarantees of borrowings and lease obligations for customers	**¥1,364**	**$12,747**
Guarantees of borrowings for the Group's employees	**5**	**47**
Total	**¥1,369**	**$12,794**

No. 16 DERIVATIVES

The Group enters into foreign currency forward contracts to hedge foreign currency exchange risk associated with certain assets and liabilities denominated in foreign currencies.

All derivative transactions are entered into to hedge foreign currency exposures incorporated within its business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities.

Because the counterparties to these derivatives are limited to major international financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies which regulate the authorization and credit limit amount.

Foreign currency forward contracts which qualify for hedge accounting for the years ended March 31, 2005 and 2004 and such amounts which are assigned to the associated assets or liabilities and are recorded on the balance sheets at March 31, 2005 and 2004, are not subject to disclosure of market value information.

No. 17 NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2005, 2004 and 2003 is as follows:

	Millions of Yen	Thousands of Shares	Yen	U.S. Dollars
	Net Income	Weighted-Average Shares	EPS	EPS
Year ended March 31, 2005:				
Basic EPS—Net income available to common shareholders	**¥64,072**	**110,690**	**¥578.84**	**$5.41**
Effect of dilutive securities—Stock options		**253**		
Diluted EPS—Net income for computation	**¥64,072**	**110,943**	**¥577.52**	**$5.40**
Year ended March 31, 2004:				
Basic EPS—Net income available to common shareholders	¥39,500	112,545	¥350.96	
Effect of dilutive securities—Stock options		129		
Diluted EPS—Net income for computation	¥39,500	112,674	¥350.56	
Year ended March 31, 2003:				
Basic EPS—Net income available to common shareholders	¥19,851	116,014	¥171.10	
Effect of dilutive securities—Stock options		14		
Diluted EPS—Net income for computation	¥19,851	116,028	¥171.08	

No. 18 SUBSEQUENT EVENTS

(1) Appropriations of Retained Earnings

The following appropriations of retained earnings for the year ended March 31, 2005 were resolved by the Company's Board of Directors on May 27, 2005:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥90.00 ($0.84) per share	**¥10,024**	**$93,682**

In addition to the cash dividends described above, the Company paid interim cash dividends of ¥6,678 million ($62,411 thousand, ¥60.00 ($0.56) per share) on November 26, 2004 to shareholders of record as of September 30, 2004, based on a resolution of the Board of Directors.

(2) Stock Option Plan

At the Company's shareholders meeting held on June 17, 2005, the following stock option plan for the Group's directors and key employees was approved. The plan provides for granting options to the Group's directors and key employees to purchase up to 300 thousand shares of the Company's common stock in the period from October 1, 2006 to September 30, 2015. The options are granted at an exercise price at the fair value at the previous date of the option grant. The Company plans to issue acquired treasury stock upon exercise of the stock options.

No. 19 SEGMENT INFORMATION

Information about industry segments, geographical segments and sales to foreign customers of the Company and subsidiaries for the years ended March 31, 2005, 2004 and 2003 was as follows:

(1) Industry Segments

a. Sales and Operating Income

	Millions of Yen								
	2005								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Sales to customers	**¥165,664**	**¥10,749**	**¥94,971**	**¥31,409**	**¥3,672**	**¥1,707**	**¥308,172**		**¥308,172**
Intersegment sales	**526**	**234**	**18**		**50**	**5,054**	**5,882**	**¥(5,882)**	
Total sales	**166,190**	**10,983**	**94,989**	**31,409**	**3,722**	**6,761**	**314,054**	**(5,882)**	**308,172**
Operating expenses	**102,900**	**10,090**	**77,910**	**24,268**	**4,143**	**6,088**	**225,399**	**(2,147)**	**223,252**
Operating income (loss)	**¥ 63,290**	**¥ 893**	**¥17,079**	**¥ 7,141**	**¥ (421)**	**¥ 673**	**¥ 88,655**	**¥(3,735)**	**¥ 84,920**

b. Assets, Depreciation, Impairment Loss and Capital Expenditures

	Millions of Yen								
	2005								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Assets	**¥162,638**	**¥7,648**	**¥90,765**	**¥18,330**	**¥1,900**	**¥3,216**	**¥284,497**	**¥66,985**	**¥351,482**
Depreciation	**14,730**	**126**	**5,900**	**669**		**82**	**21,507**	**154**	**21,661**
Impairment loss		**767**			**92**		**859**		**859**
Capital expenditures	**31,962**	**191**	**6,787**	**738**	**92**	**219**	**39,989**	**186**	**40,175**

a. Sales and Operating Income

	Thousands of U.S. Dollars								
	2005								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Sales to customers	$1,548,262	$100,458	$887,579	$293,542	$34,318	$15,953	$2,880,112		$2,880,112
Intersegment sales	4,916	2,187	168		467	47,234	54,972	$(54,972)	
Total sales	1,553,178	102,645	887,747	293,542	34,785	63,187	2,935,084	(54,972)	2,880,112
Operating expenses	961,682	94,299	728,131	226,804	38,720	56,897	2,106,533	(20,066)	2,086,467
Operating income (loss)	$ 591,496	$ 8,346	$159,616	$ 66,738	$ (3,935)	$ 6,290	$ 828,551	$(34,906)	$ 793,645

b. Assets, Depreciation, Impairment Loss and Capital Expenditures

	Thousands of U.S. Dollars								
	2005								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Assets	$1,519,981	$71,477	$848,271	$171,309	$17,757	$30,056	$2,658,851	$626,028	$3,284,879
Depreciation	137,664	1,178	55,140	6,252		766	201,000	1,439	202,439
Impairment loss		7,168			860		8,028		8,028
Capital expenditures	298,710	1,785	63,430	6,897	860	2,047	373,729	1,738	375,467

a. Sales and Operating Income

	Millions of Yen								
	2004								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥135,071	¥4,116	¥98,203	¥28,381	¥4,322	¥1,351	¥271,444		¥271,444
Intersegment sales	81		18		62	5,804	5,965	¥(5,965)	
Total sales	135,152	4,116	98,221	28,381	4,384	7,155	277,409	(5,965)	271,444
Operating expenses	89,982	4,193	80,725	22,108	4,880	6,547	208,435	(5,158)	203,277
Operating income (loss)	¥ 45,170	¥ (77)	¥17,496	¥ 6,273	¥ (496)	¥ 608	¥ 68,974	¥ (807)	¥ 68,167

b. Assets, Depreciation, Impairment Loss and Capital Expenditures

	Millions of Yen								
	2004								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Assets	¥132,240	¥1,748	¥92,082	¥18,873	¥2,805	¥2,797	¥250,545	¥39,342	¥289,887
Depreciation	13,205	59	5,735	532	352	30	19,913	75	19,988
Impairment loss					2,040		2,040		2,040
Capital expenditures	22,247	36	6,916	1,201	224	14	30,638	21	30,659

a. Sales and Operating Income

	Millions of Yen								
	2003								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥111,461	¥5,485	¥94,388	¥26,717	¥6,719	¥1,523	¥246,293		¥246,293
Intersegment sales	207		1,988		35	3,025	5,255	¥(5,255)	
Total sales	111,668	5,485	96,376	26,717	6,754	4,548	251,548	(5,255)	246,293
Operating expenses	77,254	6,073	80,978	21,628	6,766	4,309	197,008	(3,698)	193,310
Operating income (loss)	¥ 34,414	¥ (588)	¥15,398	¥ 5,089	¥ (12)	¥ 239	¥ 54,540	¥(1,557)	¥ 52,983

b. Assets, Depreciation and Capital Expenditures

	Millions of Yen								
	2003								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Assets	¥114,877	¥2,698	¥98,077	¥16,447	¥8,409	¥2,432	¥242,940	¥31,349	¥274,289
Depreciation	13,129	84	5,578	571	302	33	19,697	95	19,792
Capital expenditures	10,444	151	3,935	426	776	12	15,744	204	15,948

Notes: 1. The Company and subsidiaries primarily engage in the manufacture and sale of products in six major segments grouped on the basis of similarities in the types, nature and market of the products. The six segments, namely, Electro-Optics, Photonics, Vision Care, Health Care, Crystal and Service, consist primarily of the following products:

Electro-Optics: Photomasks and mask blanks for semiconductors, masks for liquid-crystal display (LCD), parts for glass panels of LCD, glass disks for hard disk drives (HDDs), optical lenses, optical glasses, electronic glasses, etc.
Photonics: Laser equipment, light sources for use in the electronics industry, special optical glass, etc.
Vision Care: Eyeglasses, eyeglass frames, ophthalmic equipment, etc.
Health Care: Contact lenses and related accessories, intraocular lenses, hearing aids, etc. On March 31, 2003, the hearing aids business was transferred to a third party.
Crystal: Crystal glass products
Service: Design of information systems, placement of temporary staff, outsourcing, etc.

2. Corporate operating expenses consist primarily of the administration expenses of the Company and regional headquarters, which are not allocated to industry segments. Corporate operating expenses for the years ended March 31, 2005, 2004 and 2003 were ¥2,873 million ($26,850 thousand), ¥2,424 million and ¥2,052 million, respectively.

3. Corporate assets consist primarily of cash, time deposits, investments securities and administrative assets of the Company and the regional headquarters. Corporate assets as of March 31, 2005, 2004 and 2003 were ¥75,076 million ($701,645 thousand), ¥52,594 million and ¥51,571 million, respectively.

4. Consolidated operating expenses are equal to the total of cost of sales and selling, general and administrative expenses shown in the accompanying consolidated statements of income.

(2) Geographical Segments

The geographical segments of the Company and subsidiaries for the years ended March 31, 2005, 2004 and 2003 are summarized as follows:

	Millions of Yen						
	2005						
	Japan	North America	Europe	Asia	Total	Eliminations and Corporate	Consolidated
Sales to customers	**¥230,946**	**¥30,775**	**¥33,803**	**¥ 12,648**	**¥308,172**		**¥308,172**
Interarea transfers	**19,048**	**200**	**255**	**89,749**	**109,252**	**¥(109,252)**	
Total sales	**249,994**	**30,975**	**34,058**	**102,397**	**417,424**	**(109,252)**	**308,172**
Operating expenses	**204,413**	**30,912**	**28,195**	**71,004**	**334,524**	**(111,272)**	**223,252**
Operating income	**¥ 45,581**	**¥ 63**	**¥ 5,863**	**¥ 31,393**	**¥ 82,900**	**¥ 2,020**	**¥ 84,920**
Assets	**¥165,938**	**¥17,129**	**¥32,927**	**¥104,191**	**¥320,185**	**¥ 31,297**	**¥351,482**

	Thousands of U.S. Dollars						
	2005						
	Japan	North America	Europe	Asia	Total	Eliminations and Corporate	Consolidated
Sales to customers	$2,158,374	$287,617	$315,916	$118,205	$2,880,112		$2,880,112
Interarea transfers	178,019	1,869	2,383	838,776	1,021,047	$(1,021,047)	
Total sales	2,336,393	289,486	318,299	956,981	3,901,159	(1,021,047)	2,880,112
Operating expenses	1,910,402	288,897	263,505	663,589	3,126,393	(1,039,926)	2,086,467
Operating income	$ 425,991	$ 589	$ 54,794	$293,392	$ 774,766	$ 18,879	$ 793,645
Assets	$1,550,822	$160,084	$307,729	$973,748	$2,992,383	$ 292,496	$3,284,879

	Millions of Yen						
	2004						
	Japan	North America	Europe	Asia	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥188,441	¥33,113	¥37,486	¥12,404	¥271,444		¥271,444
Interarea transfers	16,790	91	849	60,196	77,926	¥(77,926)	
Total sales	205,231	33,204	38,335	72,600	349,370	(77,926)	271,444
Operating expenses	167,669	31,390	29,294	54,693	283,046	(79,769)	203,277
Operating income	¥ 37,562	¥ 1,814	¥ 9,041	¥17,907	¥ 66,324	¥ 1,843	¥ 68,167
Assets	¥161,336	¥19,059	¥26,691	¥66,338	¥273,424	¥ 16,463	¥289,887

	Millions of Yen						
	2003						
	Japan	North America	Europe	Asia	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥166,178	¥35,771	¥32,639	¥11,705	¥246,293		¥246,293
Interarea transfers	17,343	73	1,891	44,514	63,821	¥(63,821)	
Total sales	183,521	35,844	34,530	56,219	310,114	(63,821)	246,293
Operating expenses	148,960	34,898	28,411	45,282	257,551	(64,241)	193,310
Operating income	¥ 34,561	¥ 946	¥ 6,119	¥10,937	¥ 52,563	¥ 420	¥ 52,983
Assets	¥139,012	¥19,505	¥34,970	¥59,156	¥252,643	¥ 21,646	¥274,289

Notes: 1. The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the Group is located. The segments consisted of the following countries:

North America: United States of America, Canada, etc.
Europe: Netherlands, Germany, United Kingdom, etc.
Asia: Singapore, Thailand, China, Republic of Korea, Taiwan, etc.

2. Corporate operating expenses consist primarily of the administration expenses of the Company and one regional headquarters, which are not allocated to segments by geographic area. Corporate operating expenses for the years ended March 31, 2005, 2004 and 2003 were ¥2,562 million ($23,944 thousand), ¥2,074 million and ¥1,813 million, respectively.

3. Corporate assets consist primarily of cash, time deposits, investments securities and administrative assets of the Company and one regional headquarters. Corporate assets as of March 31, 2005, 2004 and 2003 were ¥72,841 million ($680,757 thousand), ¥47,511 million and ¥40,280 million, respectively.

4. Consolidated operating expenses are equal to the total of cost of sales and selling, general and administrative expenses shown in the accompanying consolidated statements of income.

(3) Sales to Foreign Customers

The sales to foreign customers of the Company and subsidiaries for the years ended March 31, 2005, 2004 and 2003 are summarized as follows:

	Millions of Yen				
	2005				
	North America	Europe	Asia	Other	Total
Overseas sales (A)	**¥43,520**	**¥36,430**	**¥61,798**	**¥10**	**¥141,758**
Consolidated sales (B)					**308,172**
(A)/(B)	**14.1%**	**11.8%**	**20.1%**	**0.0%**	**46.0%**

	Thousands of U.S. Dollars				
	2005				
	North America	Europe	Asia	Other	Total
Overseas sales	**$406,729**	**$340,467**	**$577,551**	**$94**	**$1,324,841**
Consolidated sales					**2,880,112**

	Millions of Yen				
	2004				
	North America	Europe	Asia	Other	Total
Overseas sales (A)	¥38,283	¥40,168	¥44,656	¥12	¥123,119
Consolidated sales (B)					271,444
(A)/(B)	14.1%	14.8%	16.5%	0.0%	45.4%

	Millions of Yen				
	2003				
	North America	Europe	Asia	Other	Total
Overseas sales (A)	¥36,692	¥38,789	¥32,773	¥33	¥108,287
Consolidated sales (B)					246,293
(A)/(B)	14.9%	15.8%	13.3%	0.0%	44.0%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the customers are located. The segments consisted of the following countries:

North America: United States of America, Canada, etc.
Europe: Netherlands, Germany, United Kingdom, etc.
Asia: Singapore, Thailand, Republic of Korea, Taiwan, etc.
Other: Saudi Arabia and Brazil, etc.

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Hoya Corporation:

We have audited the accompanying consolidated balance sheets of Hoya Corporation and subsidiaries (the "Group") as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2005, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hoya Corporation and subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 2.f to the consolidated financial statements, the Group adopted the new accounting standard for impairment of fixed assets for the year ended March 31, 2004.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 17, 2005

Corporate Data

(As of March 31, 2005)

Established

November 1, 1941

Paid-in Capital

¥ 6,264,201,967

State of Employees

Number of employees of HOYA Corporation:

3,173 (increased 190 from the end of the previous fiscal year)

Average age: 40.8

Average years of service: 13.6

Total number of employees in the Hoya Group:

21,234 (increased 3,142 from the end of the previous fiscal year)

Date for the Settlement of Accounts

March 31

General Shareholders' Meeting

June

Directors and Executive Officers (As of June 17, 2005)

Directors

Takeo Shiina (Senior Advisor of IBM Japan, Ltd.)
Yuzaburo Mogi (Chairman & CEO of Kikkoman Corporation)
Yoshikazu Hanawa (Advisor and Honorary Chairman of Nissan Motor Co., Ltd.)
Eiko Kono (Chairperson of the Board of Recruit Co., Ltd.)
Yukiharu Kodama (President of Japan Information Processing Development Corporation)
Hiroshi Suzuki
Kenji Ema
Hiroaki Tanji

Executive Officers

Hiroshi Suzuki (President & CEO)
Kenji Ema (Chief Financial Officer)
Hiroaki Tanji (Strategy & Business Development)

HOYA Group


Global Headquarters
(Formulating group strategy)
Information Technology
HOYA Corporation: Blanks Division, Mask Division, MD Division, and Optics Division
Eye Care
HOYA Corporation:Vision Care Company, Medical Devision and HOYA Healthcare Corporation
Other Businesses
HOYA Corporation: Crystal Company and HOYA Service Corporation
(Area)
Japan
ASIA
(Regional Headquarters)
US
(Regional Headquarters)
EU/FHQ
(Regional Headquarters/ Financial Headquarters)
Legal Support and Internal Audit
Global Business Expansion

Investor Information

(As of March 31, 2005)

Listing of the Company's Shares

First Section of the Tokyo Stock Exchange

Number of Shares of Common Stock

Authorized: 316,224,600 (※)

Issued: 112,349,005 (※)

Trading Unit

100 shares

Number of Shareholders

7,443

Breakdown of Shareholders



<Ownership>
Individuals, Other 11.95%
Financial institutions 30.96%
Foreign investors 55.58%
Other corporate investors 1.51%
<Number of Shareholders>
Financial institutions 2.63%
Other corporate investors 2.00%
Individuals, Other 87.04%
Foreign investors 8.33%

※ As of June 1, 2004, the Company retired 3,775,400 shares of treasury stock, thereby reducing the number of shares of common stock authorized and issued.

Acquisition, Disposal and Ownership by the Company of Its Own Shares:

Acquisition of shares

Common stock: 3,437 shares

Aggregate acquisition price: ¥38 million

Disposal of shares

Common stock: 118,142 shares

Aggregate disposal price: ¥911million

Retirement of Shares

Common stock: 3,775,400 shares

Number of shares owned by the Company at the end of the fiscal year under review

Common stock: 967,762 shares

(Note) As of March 31, 2004, the Company owned 4,857,867shares of its common stock.

Principal Shareholders

	Shareholders	Number of shares (Hundreds of shares)	Percentage of voting rights (%)
1	The Master Trust Bank of Japan, Ltd. (Trust Account)	69,068	6.20
2	Japan Trustee Services Bank, Ltd. (Trust Account)	66,966	6.01
3	The Chase Manhattan Bank, N.A. London	60,740	5.45
4	State Street Bank and Trust Company	58,462	5.25
5	The Dai-ichi Mutual Life Insurance Company	57,653	5.17
6	State Street Bank and Trust Company 505103	44,282	3.97
7	Nippon Life Insurance Company	36,439	3.27
8	The Chase Manhattan Bank, N.A. London, SL Omnibus Account	24,519	2.20
9	Mamoru Yamanaka	22,549	2.02
10	State Street Bank and Trust Company 505041	19,670	1.76
	Above total	**460,349**	**41.36**

Issuance of New Share Subscription Rights

Following the approval at the 66th Ordinary General Meeting of Shareholders, in connection with the resolution of the Board of Directors, the Company issued new share rights as stock option. Details are disclosed as below:

Fourth issue of new subscription rights for common stock
(Resolved by the Board of Directors on November 25, 2004)

1. Number of new share subscription rights the Company granted: 1,589 rights
2. Class and number of new shares to be issued upon exercising of new share subscription rights: 158,900 shares of common stock of the Company (100 shares for each new share subscription right)
3. Price of a new share subscription right: Free of charge
4. Paid-in amount per share upon exercising of a new share subscription right: ¥ 10,850
5. New share subscription period: From October 1, 2005 to September 30, 2009 Maximum percentage of new share subscription rights exercisable during each period is fixed separately.

Common Stock Price Range

	2004		2005	
	High	Low	High	Low
Jan.–Mar.	¥ 10,890	¥ 9,580	¥ 12,150	¥ 10,580
Apr.–June	12,190	9,920		
July–Sept.	11,660	10,150		
Oct.–Dec.	11,860	10,520		

Transfer Agent of Common Stock Handling Office

UFJ Trust Bank Ltd.
Corporate Agency Department
7-10-11 Higashisuna, Koto-ku,
Tokyo 137-8081, Japan
Tel. 03-5683-5111

Hoya's Timeline

(As of March 31, 2005)

1941

November An optical glass production plant was established in the city of Hoya, in metropolitan Tokyo, and production of optical glass was initiated.

1944

August The plant was incorporated with capital of ¥1.2 million.

1945

October Crystal products were introduced.

1952

February The manufacture of optical glass BK7 resumed.

1960

November The Optics Division's Showa Plant (currently Akishima Plant) was completed in Tokyo. The Company merged with three affiliates.

1961

October Hoya was listed on the Second Section of the Tokyo Stock Exchange.

1962

May The manufacture of eyeglass lenses commenced.

October Hoya was listed on the Second Section of the Nagoya Stock Exchange.

1963

May The Crystal Division's Musashi Plant was completed.

1967

April The Vision Care Division launched sales of progressive multifocal lenses.

1972

December Sales of soft contact lenses began.

1973

February The Company's listings were advanced to the First Section of the Tokyo and Nagoya Stock Exchanges.

1974

January The Electronics Division's Nagasaka Plant was completed, and the production of IC substrates began. Hoya's on-line network to handle eyeglass lens orders was introduced in the Vision Care Division.

1982

October Hoya Electronics Co., Ltd., merged with the parent company.

1983

January The construction of the Hachioji Plant in the Electronics Division was completed, and the production of IC photomasks commenced.

1984

August The current Head Office was completed.

October Hoya Lens Corporation and Hoya Crystal Corporation merged with the parent company.

1985

April The Kodama Plant was completed for medical-related production and research.

1986

October The R&D Center was completed in the city of Akishima.

1987

June The production of intraocular lenses (IOLs) commenced.

November The production of aspherical molded-glass lenses commenced.

1989

April Hoya Europe B.V. of the Netherlands (currently Hoya Holdings N.V.) and Hoya Corporation USA were established.

1991

March Glass disks for HDDs were launched.

1993

October Hoya Group's Philosophy of Environment was established.

1994

April The Hoya Group was reorganized with the establishment of the Electro-Optics Division, the Vision Care Division and the Crystal Division.

1995

June Hoya introduced an outside director system.

1996

August Hoya formed an alliance with IBM to develop a next-generation glass disk for HDDs.

November Kumamoto Plant commenced operations as a photomask manufacturing plant.

1997

April Hoya introduced its "internal company system," reorganizing Group operations centered on two internal companies (Electro-Optics and Vision Care) and three subsidiaries (Hoya Photonics, Inc., Hoya Healthcare Corporation, and Hoya Crystal Corporation).

Hoya implemented ERP R/3, an enterprise resource planning system developed by SAP AG of Germany.

May Hoya Holdings Asia Pacific Pte Ltd. was established as the third regional holding company after Hoya Holdings N.V. and Hoya Holdings, Inc., the holding companies for Europe and North America, respectively.

December Hoya Lens Deutschland GmbH became the first Group company to receive ISO 14001 certification.

1998

April Hoya began the quarterly release of consolidated financial results.

The Vision Care Company's Itsukaichi Plant became the Group's first domestic facility to receive ISO 14001 certification.

1999

February All major domestic plants received ISO 14001 certification.

September Hoya acquired Belgian eyeglass manufacturer Buchmann Optical Industries N.V.

2000

April Hoya acquired Optical Resources Group, Inc. (ORI), a processor and marketer of eyeglasses in the United States (Integrated into Hoya Corporation in March 2001).

July Hoya acquired the semiconductor photomask production division of Oki Electric Industry Co., Ltd.

2001

May Hoya began marketing HOYALUX Summit Pro and NuLux lenses that use EYRY, a high-index, plastic lens material.

October Hoya began manufacturing soft intraocular lenses.

2002

May Manufacture and sale of 3C-SiC, a new substrate material for semiconductors, begun by a new subsidiary.

August Technical alliance formed with Dai Nippon Printing Co., Ltd. to jointly develop mask blanks for next-generation semiconductors.

2003

January Company delisted from the first section of the Nagoya Stock Exchange.

March Subsidiaries Hoya Crystal Corp. and Hoya Crystal Shop Corp. merged with Hoya Corporation.

June Hoya established a company-with-committees system.

July Global financial management operations were transferred to a holding company in Europe.

2004

February Subsidiary Hoya Optics Corp. was merged with Hoya Corporation.

March Hoya acquired the HDD glass disk business of Nippon Sheet Glass Co., Ltd.

October Established a Level-1 American Depositary Receipt (ADR) program.

Hoya's Directory

(As of March 31, 2005)

GLOBAL HEADQUARTERS

HOYA CORPORATION
2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo
161-8525, Japan
TEL 03-3952-1151

Business Development Division
3-3-1 Musashino, Akishima-shi,
R&D Center Building, Tokyo 196-8510, Japan
TEL 042-546-2701

OVERSEAS BRANCHES

<Blanks Division>

EUROPE BRANCH
Bilton House, 54/58 Uxbridge Road,
Ealing, London, W5 2ST, U.K.
TEL 020-8579-6939

<Vision Care Company>

HOYA VISION CARE, NORTH AMERICA HEADQUARTERS
651E, Corporate Drive, Lewisville,
TX 75057-6403, U.S.A.
TEL 972-221-4141

CLEVELAND FACILITY
94 Pelret Industrial Parkway, Berea, OH 44017,
U.S.A.
TEL 440-239-0692

DALLAS FACILITY
651E, Corporate Drive, Lewisville,
TX 75057-6403, U.S.A.
TEL 972-221-4141

DAYTON FACILITY
1730 Dalton Drive New Carlistle, OH 45344,
U.S.A.
TEL 937-849-1000

EUGENE FACILITY
1370 S. Bertelsen Rd. Eugene, OR 97402,
U.S.A.
TEL 541-683-3898

HARTFORD FACILITY
580 Nutmeg Rd., N S. Windsor,
CT 06074-2458, U.S.A.
TEL 860-289-5367

LARGO FACILITY
12345-B Starkey Rd., Largo, FL 33773, U.S.A.
TEL 727-531-8964

MODESTO FACILITY
1400 Carpenter Lane Modesto, CA 95351 U.S.A.
TEL 209-579-7739

PORTLAND FACILITY
3880 S.E. 8th Ave. Portland,
OR 97202-3704, U.S.A.
TEL 503-233-6211

SAN DIEGO FACILITY
4255 Ruffin Road San Diego, CA 92123 U.S.A.
TEL 858-309-6050

SEATTLE FACILITY
2330 S.78th Street Tacoma, WA 98409-9051,
U.S.A.
TEL 253-475-7809

ST. LOUIS FACILITY
301 Vision Dr. Columbia, IL 62236, U.S.A.
TEL 618-281-3344

Hoya Group Companies

(As of March 31, 2005)

DOMESTIC SUBSIDIARIES AND AFFILIATES

<Information Technology>

HOYA CANDEO OPTRONICS CORPORATION
3-5-24 Hikawa-cho, Toda-shi, Saitama 335-0027, Japan
TEL 048-447-6052

HOYA PHOTONICS CORPORATION
3-5-24 Hikawa-cho, Toda-shi, Saitama 335-0027, Japan
TEL 048-447-6050

HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CO., LTD.
1-17-16 Tanashioda, Sagamihara-shi, Kanagawa 229-1125, Japan
TEL 042-777-5404

NH TECHNO GLASS CORPORATION※
6th Floor, Keihin Tatemono Daiichi Building, 2-12-20 Shin-Yokohama, Kohoku-ku, Yokohama, Kanagawa 222-0033, Japan
TEL 045-475-2905

<Eye Care>

HOYA HEALTHCARE CORPORATION
7th Floor, HOYA Marketing Building, 1-29-9 Takadanobaba, Shinjuku-ku, Tokyo 169-8661, Japan
TEL 03-3232-7062

<Other Businesses>

HOYA SERVICE CORPORATION
10th Floor, HOYA Marketing Building, 1-29-9 Takadanobaba, Shinjuku-ku, Tokyo 169-8661, Japan
TEL 03-3232-7671

WELFARE CORPORATION
8th Floor, HOYA Marketing Building, 1-29-9 Takadanobaba, Shinjuku-ku, Tokyo 169-8661, Japan
TEL 03-3232-1019

OVERSEAS SUBSIDIARIES

Asia and Oseania

REGIONAL HEADQUARTERS

HOYA HOLDINGS ASIA PACIFIC PTE LTD.
138 Cecil Street, #08-03 Cecil Court, Singapore 069538
TEL 6323-1151

HOYA MICROELECTRONICS TAIWAN CO., LTD.
No.36, Kedung 3rd Rd., Science-Based Industrial Park, Churan, Miaoli County 350, Taiwan
TEL 37-580-085

HOYA OPTO-ELECTRONICS QINGDAO LTD.
No.66 Songhuajiang Road, Qingdao Economic & Technological Development Zone, Qingdao City, Shandong Province, China
TEL 532-6760997

HOYA MAGNETICS SINGAPORE PTE LTD.
#3 Tuas, Link2, Singapore 638552
TEL 6863-2911

HOYA GLASS DISK (THAILAND) LTD.
Northern Region Industrial Estate 60/26 Moo 4 Tambol Banklang, Amphur Muang, Lamphun, 51000 Thailand
TEL 53-581-314

HOYA GLASS DISK PHILIPPINES, INC
111 East Main Avenue Special Export Processing Zone (SEPZ) Laguna Technopark Binan, Laguna Philippines
TEL 049-541-2730

HOYA OPTICS (THAILAND) LTD.
Northern Region Industrial Estate 60/31 Moo 4 Tambol Banklang, Amphur Muang, Lamphun, 51000 Thailand
TEL 53-552-413

HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
229 Taishan Road, Suzhou New District, Jiangsu Province, 215129, P.R. China
TEL 0512-6665-0752

HOYA OPTICAL (ASIA) CO., LTD.
Suite 3101-2, Tower 6, The Gateway, 9 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong
TEL 2723-6883

HOYA LENS TAIWAN LTD.
3rd Floor, No.146, Sung Chiang Road, Taipei, Taiwan
TEL 02-2567-3481

HOYA LENS AUSTRALIA PTY. LTD.
44-54 Bourke Road, Alexandria, Sydney, N.S.W. Australia 2015
TEL 02-9698-1577

THAI HOYA LENS LTD.
Payatai Plaza 23rd Floor, 128/251-256 Phyathai Road, Thung-Phyathai, Rajthavee, Bangkok 10400, Thailand
TEL 02219-3972

HOYA LENS THAILAND LTD.
853 Phaholyothin RD., Prachatipat, Thanyaburi, Patumthani 12130, Thailand
TEL 02-901-2021

HOYA LENS HONG KONG LTD.
16/F, Unison Industrial Centre, 27-31 Au Pui Wan Street, Fo Tan, N.T. Hong Kong
TEL 2556-5266

HOYA LENS KOREA CO., LTD.
3rd Floor of Yunil Building, 1443-15 Seocho-Dong, Seocho-gu, Seoul, 137-865, Korea
TEL 02-585-1911

HOYA LENS GUANGZHOU LTD.
Zhicheng Dong Road, Guangzhou Economic & Technological Development District, Guangzhou, 510730, P.R.China
TEL 020-8222-3999

HOYA LENS SHANGHAI LTD. SHANGHAI HEAD OFFICE
3F (W.), No.10 Lane 561, Nujiang Rd. (N.), Shanghai, 200333, P.R.China
TEL 021-5281-9663

MALAYSIAN HOYA LENS SDN. BHD.
No.6 Jalan 7/32A, Off 6 1/2 Miles, Jalan Kepong, 52000 Kuala Lumpur, Malaysia
TEL 03-6258-8977

HOYA LENS (S) PTE LTD.
315 Outram Road, #02-05 Tan Boon Liat Building, Singapore 169074
TEL 6221-0055

HOYA LENS PHILIPPINES, INC.
10th Floor, Sterling Centre, cor, Ormaza & Dela Rosa Sts, Legaspi Village, Makati City, Philippines
TEL 02-751-7174

HOYA MEDICAL SINGAPORE PTE, LTD.
455A Jalan Ahmad Ibrahim Singapore 639939
TEL 6862-3673

Europe

REGIONAL HEADQUARTERS/
FINANCIAL HEADQUARTERS

HOYA HOLDINGS N.V.
Amsterdamseweg 29, 1422 AC Uithoorn,
P.O. Box 250, 1420 AG Uithoorn,
The Netherlands
TEL 0297-514-356

HOYA LENS NEDERLAND B.V.
Amsterdamseweg 27, 1422 AC Uithoorn,
P.O. Box 535, 1420 CA Uithoorn,
The Netherlands
TEL 0297-514-202

HOYA LENS FRANCE S.A.
ZA Pariest Rue Willy Brandt, 77184
Emerainville, France
TEL 01-6037-7253

HOYA LENS FINLAND OY
Mikkolantie 1, FIN-00640 Helsinki, Finland
TEL 09-72884100

HOYA LENS SWEDEN AB
Scheelegatan 15, SE-212 28 Malmo, Sweden
TEL 040-6802200

HOYA LENS U.K. LIMITED
Industrial Estate, Wrexham, LL13 9UA,
United Kingdom
TEL 01978-663153

HOYA LENS IBERIA S.A. Unipersonal
Paseo de las Flores, 23, 28820-Coslada,
Madrid, Spain
TEL 091-6603511

HOYA LENS ITALIA S.P.A.
Via Bernadino Zenale, 27, 20024 Garbagnate,
Milanese, Milan, Italy
TEL 02-99071371

HOYA LENS DEUTSCHLAND GMBH
Hoya-Lens Strasse 1, D-79379 Mullheim/Baden,
Germany
TEL 07631-1860

HOYA LENS DANMARK A/S
Hϕrskaetten 28, 2630 Taastrup, Denmark
TEL 4355-8200

HOYA LENS POLAND SP. Z.O.O.
ul. Olkuska 9,02-604 Warsaw, Poland
TEL 022-6461200

HOYA LENS BELGIUM N.V.
Lieven Gevaertstraat 15, B-2950 Kapellen, Belgium
TEL 03-660-0100

HOYA LENS HUNGARY RT.
Telek U. 3, H-1152 Budapest, Hungary
TEL 01-30-585-19

HOYA LENS MANUFACTURING
HUNGARY RT.
18, Ipari ut, H-4702 Mateszalka, Hungary
TEL 044-418 200

North America

REGIONAL HEADQUARTERS

HOYA HOLDINGS, INC.
101 Metro Drive, Suite 500, San Jose,
CA 95110, U.S.A.
TEL 408-441-0400

HOYA CORPORATION USA
101 Metro Drive, Suite 500, San Jose,
CA 95110, U.S.A.
TEL 408-441-3300

HOYA PHOTONICS, INC.
47733 Fremont Blvd., Fremont, CA 94538
U.S.A.
TEL 510-445-4500

HOYA LENS OF AMERICA INC.
(BETHEL FACILITY)
13 Francis J. Clarke Circle Bethel,
CT 06801-2846, U.S.A.
TEL 203-790-0171

EAGLE OPTICS, INC
(ATLANTA FACILITY)
591-F Thornton Road, Lithia Springs,
GA 30122, U.S.A.
TEL 770-944-1800

HOYA LENS OF CHICAGO, INC.
(CHICAGO FACILITY)
3531 Martens Street, Franklin Park, IL 60131,
U.S.A.
TEL 847-678-4700

HOYA LENS CANADA, INC.
21-3330 Ridgeway Drive, Mississauga, Ontario,
Canada L5L 5Z9
TEL 888-258-4692

HOYA LENS OF NEW ORLEANS, INC.
(NEW ORLEANS FACILITY)
5039 Farefield St. Metairie, LA 70006, U.S.A.
TEL 504-780-7112

HOYA CRYSTAL, INC.
41 Madison Ave. 9th Floor, New York,
NY 10010, U.S.A.
TEL 212-679-3100

※Equity-method affiliate

For additional information
about the Company, contact:

Investor Relations

HOYA CORPORATION

2-7-5 Naka-Ochiai, Shinjuku-ku,
Tokyo 161-8525, Japan
TEL (03)3952-1160
FAX (03)3952-0726
URL http://www.hoya.co.jp/

HOYA CORPORATION
2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo 161-8525, JAPAN

This annual report is printed on recycled paper.
Printed in Japan